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                       POST-EFFECTIVE AMENDMENT NO. 2 TO

                                     FORM 10

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

     Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934


                 American Equity Investment Life Holding Company

              Iowa                                      42-1447959
              ----                                      ----------
     State of Incorporation                    IRS employer Identification No.


      5000 Westown Parkway, Suite 440
        West Des Moines, Iowa 50266                   (515) 221-0002
        ---------------------------                   --------------
   Address of principal executive offices                Telephone



        Securities registered pursuant to Section 12(b) of the Act: None


           Securities registered pursuant to Section 12(g) of the Act:
                      Common stock, par value $1 per share

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

Item 1.  Business

Background and Organization of the Company

         The Company was formed on December 15, 1995, to develop, market, issue and administer annuities and life insurance through its insurance subsidiary, American Equity Investment Life Insurance Company. As a foundation for beginning its business, the Company acquired two blocks of in force insurance business from American Life and Casualty Insurance Company ("American Life"), the principal operating subsidiary of The Statesman Group, Inc. ("Statesman"), of which, the Company's named executive officers were previously officers (the "American Life Purchase"). In addition to the American Life Purchase, the Company also acquired Century Life Insurance Company ("Century") to expand its licensing authority to 23 states and the District of Columbia (the "Century Purchase"). Concurrent with the Century Purchase, the Company merged American Equity Investment Life Insurance Company into Century and renamed the merged entity American Equity Investment Life Insurance Company (the "Life Company").

         The Company was originally incorporated under the laws of Delaware on December 15, 1995. On January 7, 1998, the Company's state of incorporation was changed from Delaware to Iowa. The Company's executive offices are located at 5000 Westown Parkway, Suite 440, West Des Moines, IA 50266, and its telephone number is 515-221-0002.

         The Company's business consists primarily of the sale of fixed annuities, including equity-index annuities. Fixed annuities are savings vehicles through which a purchaser deposits one or more premium payments with an insurance company in exchange for a guarantee of principal and tax-deferred accrual of earnings at specified rates. The policyholder may withdraw the accumulated value of the annuity as a lump sum or as a stream of payments for a fixed term or for life. In 1998, the Company developed its first variable annuity which became available for sale in July, 1998. Variable annuities differ from fixed annuities in that the policyholder, rather than the issuer, bears the investment risk, and the policyholder's rate of return is dependent upon the performance of the particular investment option selected by the policyholder. The Company's business strategy is to focus on its annuity business and earn predictable returns by managing investment spreads and controlling investment risk.

Annuity Market Overview

         The Company's target market includes the group of individuals now aged 45-75 who are seeking to accumulate tax-deferred savings. The Company believes that significant growth opportunities exist for annuity products because of favorable demographic and economic trends. According to the U. S. Census Bureau, there were 33.5 million Americans age 65 and older in 1995, representing 13% of the U. S. population. By 2030, this sector of the population is expected to increase to 22% of the total population. The Company's products are particularly attractive to this group as a result of the guarantee of principal, competitive rates of credited interest, tax-deferred growth and alternative payout options.

         According to the Life Insurance Marketing and Research Association, annuity sales were an estimated $128.3 billion in 1998 versus $126.3 billion in 1997. Historically, fixed annuities have represented a substantial majority of all annuity sales; however, over the past few years, sales of variable annuities have experienced substantial increases. In 1998, variable annuity sales increased 12% to $98.8 billion and fixed annuity sales decreased 23% to $29.5 billion. The decline in the contribution of fixed annuities to total annual annuity sales is a result of several factors including, but not limited to, the recent strong performance of equity markets relative to bond markets. The Company believes its equity-index annuities, which have a crediting rate linked to the change in the Standard & Poor's Corporation ("S&P") 500 Index or the Dow Index, as applicable, appeal to purchasers interested in participating in equity markets without the risk of loss of principal.

Products

         The Company's products include traditional fixed rate annuities, equity-index annuities, a variable annuity and life insurance products.

         Traditional Fixed Rate Annuities. These products, which accounted for 57% of the total annuity premiums collected during 1998, include single premium deferred annuities ("SPDAs"), flexible premium deferred annuities ("FPDAs") and single premium immediate annuities ("SPIAs"). An SPDA generally involves the tax-deferred accumulation of interest on a single premium paid by the policyholder. After a number of years, as specified in the annuity contract, the annuitant may elect to take the proceeds of the annuity either in a single payment or in a series of payments for life, for a fixed number of years, or for a combination thereof. FPDAs are similar to SPDAs in many respects, except that the FPDA allows additional premium payments in varying amounts by the policyholder without the filing of a new application. The Company's SPDAs and FPDAs generally have an interest rate (the "crediting rate") that is guaranteed by the Company for the first policy year, after which, the Company has the discretionary ability to change the crediting rate to any rate at or above a guaranteed minimum rate. The guaranteed rate on all policies in force and new issues ranges from 3% to 4%. The initial crediting rate is largely a function of the interest rate the Company can earn on invested assets acquired with new annuity fund deposits and the rates offered on similar products by the Company's competitors. For subsequent adjustments to crediting rates, the Company takes into account the yield on its investment portfolio, annuity surrender assumptions, competitive industry pricing and crediting rate history for particular groups of annuity policies with similar characteristics.

         Approximately 81% of the Company's traditional fixed rate annuity sales have been "bonus" products. The initial crediting rate on these products specifies a bonus crediting rate ranging from 1% to 7% of the annuity deposit for the first policy year only. After the first year, the bonus interest portion of the initial crediting rate is automatically discontinued, and the renewal crediting rate is established. Generally, there is a compensating adjustment in the commission paid to the agent to offset the first year interest bonus. As of March 31, 1999, crediting rates on the Company's outstanding SPDAs and FPDAs generally ranged from 4.90% to 5.40%, excluding interest rate bonuses guaranteed for the first year (5.0% to 5.4% as of December 31, 1998). The average crediting rate including interest bonuses was 6.79% at March 31, 1999 (7.06% at December 31, 1998) and the average rate excluding bonuses was 5.18% at March 31, 1999 (5.21% at December 31, 1998).

         The policyholder is typically permitted to withdraw all or a part of the premium paid, plus accumulated interest credited to the account (the "accumulation value"), subject to the assessment of a surrender charge for withdrawals in excess of specified limits. Most of the Company's SPDAs and FPDAs provide for penalty-free withdrawals of up to 10% of the accumulation value each year after the first year, subject to limitations. Withdrawals in excess of allowable penalty-free amounts are assessed a surrender charge during a penalty period which generally ranges from five to fifteen years after the date the policy is issued. This surrender charge is initially 9% to 25% of the accumulation value and generally decreases by approximately one to two percentage points per year during the surrender charge period. Surrender charges are set at levels to protect the Company from loss on early terminations and to reduce the likelihood of policyholders terminating their policies during periods of increasing interest rates. This practice lengthens the effective duration of the policy liabilities and enables the Company to maintain profitability on such policies.

         The Company's SPIAs are designed to provide a series of periodic payments for a fixed period of time or for life, according to the policyholder's choice at the time of issue. The amounts, frequency, and length of time of the payments are fixed at the outset of the annuity contract. SPIAs are often purchased by persons at or near retirement age who desire a steady stream of payments over a future period of years. The single premium is often the payout from a terminated annuity contract. The implicit interest rate on SPIAs is based on market conditions when the policy is issued. The implicit interest rate on the Company's outstanding SPIAs averaged 5.08% at March 31, 1999. (5.11% at December 31, 1998).

         Equity-Index Annuities. The Company's fixed annuity products currently include nine equity-index products, which accounted for approximately 43% of the total annuity premiums collected during 1998. These products allow purchasers to earn investment returns based upon equity index averages without the risk of loss of their principal and have all the other benefits of a typical fixed annuity, including deferral of income taxes on accumulated earnings.

         The annuity's contract value is equal to the premiums paid increased for returns based upon a percentage (the "participation rate") of the average annual gains in the S&P 500 Index or the Dow Index, as applicable, subject to a minimum guaranteed value. The participation rate generally varies among the equity-index products from 65% to 80%, and may be reset annually by the Company. Certain of the products have a 100% participation rate, but charge an asset fee of 1% to 3.95% which may also be reset annually by the Company and is deducted on each policy anniversary. The minimum guaranteed values are equal to 80% - 100% of the premium collected plus interest credited at an annual rate of 3%. The annuities provide for penalty-free withdrawals of up to 10% of premium in each year after the first year of the annuity's term. Other withdrawals are subject to a surrender charge ranging initially from 9% to 15% over a surrender period of from five to fifteen years. During the applicable period, the surrender charges on some equity-index products remain level, while on other equity-index products, the surrender charges decline by one to two percentage points per year. The Company purchases S&P 500 Index and Dow Index call options as an investment to provide the income needed to fund the amount of the average annual gains required to be credited on the equity-index products

         Variable Annuities. Variable annuities offer contract holders a rate of return based on the specific investment portfolios into which premiums may be directed, as chosen by the contract owner. Profits on variable annuities are derived from the fees charged to contract owners rather than from the investment spread. The Company shares in 30% of the risks, costs and operating results of these products through a reinsurance arrangement (See Item 1. Business - Reinsurance and Item 7. Certain Relationships and Related Transactions).

         Life Insurance. These products include traditional, universal life and other interest-sensitive life insurance products. As a result of the American Life Purchase, the Company is one of the largest life insurance carriers for members of the state National Guard Associations with more than $1.9 billion of life insurance in force. The Company intends to continue offering a complete line of life insurance products for this market.

Investments

         Investment activities are an integral part of the Company's business; investment income is a significant component of the Company's total revenues. Profitability of many of the Company's products is significantly affected by spreads between interest yields on investments and rates credited on insurance liabilities. Although substantially all credited rates on SPDAs and FPDAs may be changed annually, changes in crediting rates may not be sufficient to maintain targeted investment spreads in all economic and market environments. In addition, competition and other factors, including the impact of the level of surrenders and withdrawals, may limit the Company's ability to adjust or to maintain crediting rates at levels necessary to avoid narrowing of spreads under certain market conditions. As of March 31, 1999, the average yield, computed on the cost basis of the Company's investment portfolio, was 7.45%. (7.46% at December 31, 1999).

         The Company manages the equity-based risk component of its equity-index annuities by purchasing S&P 500 Index and Dow Index call options to hedge such risk and adjusting the participation rate or asset fee rate to reflect the change in the cost of such options (which varies based on market conditions). Accordingly, the Company is able to focus on managing the interest rate spread component of such products.

         For additional information regarding the composition of the Company's investment portfolio and the Company's interest rate risk management, see "Management Discussion and Analysis of Financial Condition and Results of Operations" and Note 4 of the Notes to Audited Consolidated Financial Statements.

Marketing

         The Company markets its products through a variable cost brokerage distribution network and emphasizes high quality service to its agents and policyholders. Approximately 95% of new annuity policies are issued within 24 hours of receipt by the Company of the application and initial premium, and commissions to agents are paid weekly. The Company believes these factors have been significant in building excellent relationships with its existing agency force.

         As of June 30, 1999, the Company has recruited approximately 14,700 independent agents and agencies ranging in profile from national sales organizations to personal producing general agents. In its recruitment efforts, the Company emphasizes that agents have direct access to the Company's executive officers, giving it an edge in recruiting over larger and foreign-owned competitors. The Company also uses a variety of incentive programs and deferred compensation programs to attract agents (see Note 9 of the Notes to Audited Consolidated Financial Statements). The Company is currently licensed to sell its produces in 40 states and the District of Columbia. The Company has applied or anticipates applying for licenses to sell its products in the remaining states.

         The insurance brokerage distribution system is comprised of insurance brokers and marketing organizations. The Company is pursuing a strategy to increase the size of its brokerage distribution network by developing relationships with national and regional marketing organizations. These organizations typically recruit agents for the Company by advertising the Company's products and its commission structure, through direct mail advertising, or through seminars for insurance agents and brokers. These organizations bear most of the cost incurred in marketing the Company's products. The Company compensates marketing organizations by paying them a percentage of the commissions earned on new annuity and life policy sales generated by the agents recruited in such organizations. The Company also conducts other incentive programs for agents from time to time. The Company generally does not enter into exclusive arrangements with these marketing organizations.

         One of the Company's national marketing organizations accounted for more than 10% of the annuity deposits and insurance premium collections during 1998. This organization produced approximately 16% of the collections. The states with the largest share of direct premiums collected are: California (16%), Florida (12%), Michigan (10%), and Arizona (8%) and Texas (8%).

Competition and Ratings

         The Company operates in a highly regulated and highly competitive industry and most of its competitors are substantially larger and enjoy substantially greater financial resources, higher ratings, broader and more diversified product lines and more widespread agency relationships. The Company's annuity products compete not only with products sold by other insurance companies (including other fixed and equity-index annuities and variable annuities) but also with mutual fund products, traditional bank investments and other investment and retirement funding alternatives. Insurers compete with other insurance companies, financial intermediaries and other institutions based on a number of features, including pricing and other product terms, service provided to distribution channels and policyholders, and ratings.

         The distributors and purchasers for the Company's products use the financial strength ratings assigned to an insurer by independent rating agencies as one factor in determining which insurer's annuity to market or purchase. Such ratings generally involve quantitative and qualitative evaluations of a company's financial condition and operating performance. Generally, rating agencies base their ratings upon information furnished to them by the insurer and upon their own investigations, studies and assumptions. Ratings are based upon factors of concern to policyholders, agents and intermediaries and are not directed toward the protection of investors.

         In recent years, the market for annuities has been dominated by those insurers with the highest ratings. The Life Company has received a rating of "A- (Excellent)" from A.M. Best Company. ("A.M. Best"). A.M. Best ratings currently range from "A++ (Superior)" to "F (In Liquidation)", and include 15 separate ratings categories. Within these categories, "A++ (Superior)" and "A+ (Superior)" are the highest, followed by "A (Excellent)" and "A- (Excellent)". Publications of A.M. Best indicate that the "A" and "A-" ratings are assigned to those companies that, in A.M. Best's opinion, have demonstrated excellent overall performance when compared to the standards established by A.M. Best and have demonstrated a strong ability to meet their obligations to policyholders over a long period of time. A.M. Best reviews its ratings of insurance companies from time to time. There can be no assurance that any particular rating will continue for any given period of time or that it will not be changed or withdrawn entirely if, in the judgment of A.M. Best, circumstances so warrant. If the Life Company's A.M. Best rating were to be downgraded for any reason, the Company could experience a material decline in the sales of its products and the persistency of its in force business.

Reinsurance

         Consistent with the general practice of the life insurance industry, the Life Company enters into agreements of indemnity reinsurance with other insurance companies in order to reinsure portions of the coverage provided by its insurance products. Indemnity reinsurance agreements are intended to limit a life insurer's maximum loss on a large or unusually hazardous risk or to diversify its risks. Indemnity reinsurance does not discharge the original insurer's primary liability to the insured. The Company's reinsured business is primarily ceded to two reinsurers. The Company believes the assuming companies are able to honor all contractual commitments, based on its periodic review of their financial statements, insurance industry reports and reports filed with state insurance departments. The Company does not use financial or surplus relief reinsurance.

         As of December 31, 1998, the policy risk retention limit was $100,000 or less on all policies issued by the Company. Reinsurance ceded by the Company was immaterial and reinsurance assumed (the American Life Purchase) represented more than 99% of net life insurance in force.

         During 1998, the Life Company entered into a modified coinsurance agreement to cede 70% of its variable life and variable annuity business to Farm Bureau Life Insurance Company (see Item 4. Security Ownership of Certain Beneficial Owners and Management and Item 7. Certain Relationships and Related Transactions). This agreement enabled the Company to introduce variable products into its product line. Farm Bureau provides the administrative support necessary to manage this business, and is paid an administrative fee for such services. Amounts paid pursuant to this arrangement were immaterial during 1998.

Service Company Agreement

         On January 15, 1997, the Life Company entered into a general agency commission and servicing agreement (the "Service Company Agreement") with American Equity Investment Service Company (the "Service Company") pursuant to which the Service Company agreed to pay a specified portion of the commissions due to the Life Company's agents on new annuity business written by the Life Company, and the Life Company agreed to pay renewal and other commissions to the Service Company on this business, principally based upon the account balances of the annuities remaining in force over a specified period. The Service Company has assigned its rights under the Service Company Agreement to a lender as collateral security for a $45 million line of credit made to D.J. Noble, the Company's chairman and president, as borrower and recontributed by him as a loan to the Service Company. The Service Company is wholly-owned by Mr. Noble.

         The Service Company Agreement initially increases the Life Company's statutory capital and surplus enabling it to conduct a comparatively greater volume of business. The termination of the Service Company Agreement would reduce the Life Company's capacity to further develop its annuity business. Under the Service Company Agreement, the Life Company is required to comply with certain recurring obligations, the breach of which shall constitute an event of default. Such agreement is not assignable without the prior written consent of the other party and expires on December 31, 2005. There have been no material uncured breachs under the Service Company Agreement.

Regulation

         Life insurance companies are subject to regulation and supervision by the states in which they transact business. State insurance laws establish supervisory agencies with broad regulatory authority, including the power to:
(i) grant and revoke licenses to transact business; (ii) regulate and supervise trade practices and market conduct; (iii) establish guaranty associations; (iv) license agents; (v) approve policy forms; (vi) approve premium rates for some lines of business; (vii) establish reserve requirements; (viii) prescribe the form and content of required financial statements and reports; (ix) determine the reasonableness and adequacy of statutory capital and surplus; (x) perform financial, market conduct and other examinations; (xi) define acceptable accounting principles; (xii) regulate the type and amount of permitted investments; and (xiii) limit the amount of dividends and surplus note payments that can be paid without obtaining regulatory approval. The Life Company is subject to periodic examinations by state regulatory authorities. The Iowa Insurance Division completed a examination of the Life Company as of December 31, 1997 in 1998. No adjustments were recommended or required as a result of this examination.

         Most states have also enacted regulations on the activities of insurance holding company systems, including acquisitions, extraordinary dividends, the terms of surplus notes, the terms of affiliate transactions and other related matters. The Company and the Life Company are registered pursuant to such legislation in Iowa. Recently, a number of state legislatures have considered or have enacted legislative proposals that alter, and in many cases, increase, the authority of state agencies to regulate insurance companies and holding company systems.

         Most states, including Iowa, where the Life Company is domiciled, have enacted legislation or adopted administrative regulations affecting the acquisition of control of insurance companies as well as transactions between insurance companies and persons controlling them. The nature and extent of such legislation and regulations currently in effect vary from state to state. However, most states require administrative approval of the direct or indirect acquisition of 10% or more of the outstanding voting securities of an insurance company incorporated in the state. The acquisition of 10% of such securities is generally deemed to be the acquisition of "control" for the purpose of the holding company statutes and requires not only the filing of detailed information concerning the acquiring parties and the plan of acquisition, but also administrative approval prior to the acquisition. In many states, the insurance authority may find the "control" in fact does not exist in circumstances in which a person owns or controls more than 10% of the voting securities.

         Although the federal government does not directly regulate the business of insurance, federal legislation and administrative policies in several areas, including pension regulation, age and sex discrimination, financial services regulation, securities regulation and federal taxation can significantly affect the insurance business. In addition, legislation has been introduced from time to time in Congress that could result in the federal government assuming some role in regulating insurance companies or allowing combinations between insurance companies, banks and other entities.

         The Securities and Exchange Commission has requested comments as to whether equity-index annuities, such as those sold by the Company, should be treated as securities under the Federal securities laws rather than as insurance products. Treatment of these products as securities would likely require additional registration and licensing of these products and the agents selling them, as well as cause the Company to seek additional marketing relationships for these products.

         In recent years, the National Association of Insurance Commissioners (an association of state regulators and their staffs, the "NAIC") has approved and recommended to the states for adoption and implementation several model laws and regulations including: (i) investment reserve requirements; (ii) risk-based capital ("RBC") standards for determining the level of statutory capital and surplus an insurer must maintain in relation to its investment and insurance risks; (iii) codification of insurance accounting principles; (iv) additional investment restrictions; and (v) restrictions on a insurance company's ability to pay dividends. The NAIC is currently developing new model laws or regulations, including: (i) product design standards; (ii) reserve requirements; and (iii) product illustrations. These model laws and regulations may be adopted by the various states in which the Life Company is licensed, but the ultimate content and timing of any statutes and regulations adopted by the states cannot be determined at this time. Its is not possible to predict the future impact of changing state and federal regulations on the Company's operations, and there can be no assurance that existing insurance related laws and regulations will not become more restrictive in the future or that laws and regulations enacted in the future will not be more restrictive.

         The NAIC's RBC requirements are intended to be used by insurance regulators as an early warning tool to identify deteriorating or weakly capitalized insurance companies for the purpose of initiating regulatory action. Such requirements are not designed as a ranking mechanism for adequately capitalized companies. In addition, the RBC formula defines a new minimum capital standard which supplements low, fixed minimum capital and surplus requirements previously implemented on a state-by-state basis.

         The NAIC's RBC requirements provide for four levels of regulatory attention depending on the ratio of a company's total adjusted capital (defined as the total of its statutory capital, surplus, asset valuation reserve and certain other adjustments) to its RBC. Calculations using the NAIC formula at December 31, 1998, indicate that the ratio of total adjusted capital to RBC for the Company exceeded by more than eight times the highest level at which regulatory action might be triggered.

         The Life Company also may be required under the solvency or guaranty laws of most states in which it does business to pay assessments (up to certain prescribed limits) to fund policyholder losses or liabilities of insolvent insurance companies. These assessments may be deferred or forgiven under most guaranty laws if they would threaten an insurer's financial strength and, in certain instances, may be offset against future premium taxes. Assessments related to business reinsured for periods prior to the effective date of the reinsurance are the responsibility of the ceding companies (American Life and Century). Given the short period of time since the inception of the Company's business, the Company believes that assessments, if any, will be minimal.

Federal Income Taxation

         The annuity and life insurance products marketed and issued by the Company generally provide the policyholder with an income tax advantage, as compared to other savings investments, such as certificates of deposit and taxable bonds, in that income taxation on any increases in the contract values of these products is deferred until it is received by the policyholder. With other savings investments, the increase in value is taxed as earned. Annuity benefits and life insurance benefits, which accrue prior to the death of the policyholder, are generally not taxable until paid. Life insurance death benefits are generally exempt from income tax. Also, benefits received on immediate annuities are recognized as taxable income ratably, as opposed to the methods used for some other investments which tend to accelerate taxable income into earlier years. The tax advantage for annuities and life insurance is provided in the Internal Revenue Code of 1986, as amended (the "Code"), and is generally followed in all states and other United States taxing jurisdictions.

         From time to time, various tax law changes have been proposed that could have an adverse effect on the Company's business, including elimination of all or a portion of the income tax advantage for annuities and life insurance. If legislation were enacted to eliminate the tax deferral for annuities, such a change would have an adverse effect on the ability of the Company to sell non-qualified annuities (those not sold to an individual retirement account or other qualified retirement plan).

         The Life Company is taxed under the life insurance company provisions of the Code. Provisions in the Code require a portion of the expenses incurred in selling insurance products to be deducted over a period of years, as opposed to immediate deduction in the year incurred. This provision increases the tax for statutory accounting purposes which reduces statutory surplus and, accordingly, decreases the amount of cash dividends that may be paid by the Life Company.

Employees

         As of December 31, 1998, the Company has 78 full-time employees, of which 68 are located in Des Moines, Iowa, and 10 are located in the Pell City, Alabama offices. The Company has experienced no work stoppages or strikes and consider its relations with employees to be excellent. None of the employees are represented by a union.

Other Subsidiaries

         The Company formed American Equity Investment Properties, L.C., an Iowa limited liability company (the "Property Company") to hold title to an office building in Birmingham, Alabama, where a portion of the Life Company's operations were conducted. The Property Company received a $700,000 mortgage loan from the Life Company to finance certain repairs and improvements needed to market the property for sale or lease. The building was sold in 1998 and the mortgage loan was repaid in full. The Property Company now holds the remaining cash proceeds ($1,180,000 at March 31, 1999) from the sale of the building. There are no present plans to dissolve the Property Company, which may be used in the future to facilitate other aspects of the Company's business.

         On February 16, 1998, the Company formed American Equity Capital, Inc., an Iowa corporation, in connection with the introduction of variable products as a part of the Company's product mix. American Equity Capital, Inc. will act as the broker-dealer for the sale of the Company's variable products and will recruit other broker-dealers to establish a distribution network for these products.

Item 2.  Financial Information

Selected Financial Data

         The following table presents certain consolidated financial data for the periods indicated and should be read in conjunction with the consolidated financial statements, including notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Form 10.

                                                       Period From
                                                         12/28/95
                                                          through      Year Ended     Year Ended         Year Ended
                                                         12/31/95       12/31/96       12/31/97           12/31/98
                                                         --------       --------       --------           --------
INCOME STATEMENT DATA:
Revenues
   Insurance policy income                           $     1,820     $ 14,554,714    $   11,436,803     $ 11,170,655
   Net investment income                                   4,010          865,155         4,018,617       26,356,472
   Other income                                               --               --                --          426,782
                                                     -----------     ------------    --------------     ------------
     Total revenues                                        5,830       15,419,869        15,455,420       37,953,909

Benefits and expenses
   Insurance policy benefits and change in
     future policy benefits                                   --        8,787,700         7,440,080        6,084,893
   Interest credited to account balances                      --           77,831         2,129,686       15,837,912
   Interest expense on notes payable                          --          493,801           979,826          788,770
   Interest expense on amounts due under
     repurchase agreements                                    --               --           291,547        1,528,718
   Amortization of deferred policy acquisition
     costs and value of insurance in force
     acquired                                                 --          879,916         1,143,032        3,946,133
   Amortization of goodwill                                   --           17,500            70,000           70,000
   Other operating costs and expenses                     21,249        6,302,094         8,160,863        8,692,813
                                                     -----------     ------------    --------------     ------------
     Total benefits and expenses                          21,249       16,558,842        20,215,034       36,949,239
                                                     -----------     ------------    --------------     ------------

Income (loss) before income taxes                        (15,419)      (1,138,973)       (4,759,614)       1,004,670
Income tax (expense) benefit                                  --               --         1,390,226         (760,483)
                                                     -----------     ------------    --------------     -------------

Net income (loss)                                    $   (15,419)    $ (1,138,973)   $   (3,369,388)    $    244,187
                                                     ===========     ============    ==============     ============

Basic earnings per common share                      $     (0.05)    $      (1.90)   $        (2.11)    $       0.05
                                                     ===========     ============    ==============      ===========

Diluted earnings per common share                    $     (0.05)    $      (1.90)   $        (2.11)    $       0.05
                                                     ===========     ============    ==============     ============

BALANCE SHEET DATA (at period end):
Total assets                                         $13,227,254     $ 35,214,597    $  229,418,131     $683,011,836
Policy benefit reserves                                4,251,306       11,846,566       155,998,268      541,082,179
Notes payable                                          4,000,000       10,000,000        10,000,000       10,000,000
Stockholders' equity                                   2,984,581       10,137,102        54,426,049       66,130,521

OTHER DATA:
Life Company statutory capital and surplus           $ 6,098,581     $ 17,302,272    $   64,709,809     $ 80,947,913
Life Company statutory net income (loss)                    (419)       1,174,811         4,470,284        4,803,545

                                                              Three Months
                                                             Ended March 31,
                                                    -------------------------------
                                                          1998            1999
                                                    ---------------  --------------
INCOME STATEMENT DATA:
Revenues
   Insurance policy income                           $  2,917,770     $   3,358,476
   Net investment income                                4,690,780        10,064,697
   Other income                                            25,495             2,802
                                                    -------------     -------------
     Total revenues                                     7,634,045        13,425,975

Benefits and expenses
   Insurance policy benefits and change in
     future policy benefits                             1,903,907         1,548,486
   Interest credited to account balances                1,948,453         5,684,217
   Interest expense on notes payable                      202,250           201,884
   Interest expense on amounts due under
     repurchase agreements                                392,408           698,729
   Amortization of deferred policy acquisition
     costs and value of insurance in force
     acquired                                             555,728         1,691,055
   Amortization of goodwill                                17,500            17,500
   Other operating costs and expenses                   2,804,415         3,335,965
                                                    -------------     -------------
     Total benefits and expenses                        7,824,661        13,177,836
                                                    -------------     -------------

Income (loss) before income taxes                        (190,616)          248,139
Income tax (expense) benefit                                3,198          (185,345)
                                                    -------------     -------------

Net income (loss)                                   $    (187,418)    $      62,794
                                                    =============     =============

Basic earnings per common share                     $       (0.04)    $        0.01
                                                    =============     =============

Diluted earnings per common share                   $       (0.04)    $        0.01
                                                    =============     =============

BALANCE SHEET DATA (at period end):
Total assets                                        $ 355,485,750     $ 854,292,151
Policy benefit reserves                               232,379,032       690,915,100
Notes payable                                          10,000,000        10,000,000
Stockholders' equity                                   54,141,061        63,370,814

OTHER DATA:
Life Company statutory capital and surplus          $  65,647,435        83,540,755
Life Company statutory net income                         993,520         2,844,646

Management's Discussion and Analysis of Financial Condition and Results of Operations

         Management's discussion and analysis reviews the consolidated financial position of the Company at March 31, 1999 and December 31, 1998 and 1997, and the consolidated results of operations for the three years ended December 31, 1998, and the three months ended March 31, 1999 and 1998, and where appropriate, factors that may affect future financial performance. This analysis should be read in conjunction with the consolidated financial statements, notes thereto and selected financial data appearing elsewhere in this Form 10.

         All statements, trend analyses and other information contained in this report and elsewhere (such as in filings by the Company with the Securities and Exchange Commission, press releases, presentations by the Company or its management or oral statements) relative to markets for the Company's products and trends in the Company's operations or financial results, as well as other statements including words such as "anticipate," "believe," "plan," "estimate," "expect," "intend," and other similar expressions, constitute forward-looking statements under the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause actual results to be materially different from those contemplated by the forward-looking statements. Such factors include, among other things:

o general economic conditions and other factors, including prevailing interest rate levels and stock and credit market performance which may affect (among other things) the Company's ability to sell its products, its ability to access capital resources and the costs associated therewith, the market value of the Company's investments and the lapse rate and profitability of policies

o        customer response to new products and marketing initiatives

o mortality and other factors which may affect the profitability of the Company's products

o changes in the Federal income tax laws and regulations which may affect the relative income tax advantages of the Company's products

o        increasing competition in the sale of annuities

o regulatory changes or actions, including those relating to regulation of financial services affecting (among other things) bank sales and underwriting of insurance products and regulation of the sale, underwriting and pricing of products

o the ability to achieve Year 2000 readiness for significant systems and operations on a timely basis

o the risk factors or uncertainties listed from time to time in the Company's private placement memorandums or hereafter, filings with the Securities and Exchange Commission

Results of Operations

         Business Overview. The Company effectively commenced business on January 1, 1996, shortly after its formation and incorporation. As a foundation for beginning its business, the Company acquired two blocks of in force insurance business from another insurance company, of which many of the Company's executive officers and employees were previously employees. Later in 1996, the Company acquired another life insurance company with no in force insurance business which allowed the Company to expand its licensing authority to sell insurance and annuities to 23 states and the District of Columbia. Since then, Company management has expanded the Company's licensing to 40 states and the District of Columbia.

         The Company specializes in the sale of individual fixed annuities (primarily deferred annuities) and, to a lesser extent, also sells life insurance products. Under generally accepted accounting principles, premium collections for deferred annuities are reported as deposit liabilities instead of as revenues. Earnings from products accounted for as deposit liabilities are primarily generated from the excess of net investment income earned over the interest credited to the policyholder, or the "investment spread," as well as realized gains on investments. Revenue is also recognized from surrender charges deducted from the policyholder's account balance.

         Commissions and certain other costs relating to the production of new and renewal business are not expensed when incurred but instead are capitalized as deferred policy acquisition costs. Deferred policy acquisition costs for annuities are amortized into expense with the emergence of gross profits. Under certain circumstances, deferred policy acquisition costs will be expensed earlier than originally estimated, for example, when policy terminations are higher than originally estimated and when investments relating to the liabilities of such products are called or sold at a gain prior to anticipated maturity.

         The Company began its marketing efforts for annuities in November, 1996 and collected $2,313,000 of annuity deposits in 1996. For the year ended December 31, 1997, annuity deposits were $141,854,000, of which $121,430,000 was collected in the second half of the year. For the year ended December 31, 1998, annuity deposits were $377,917,000. For the three months ended March 31, 1999 and 1998, annuity deposits were 149,888,000 and 78,543,000 respectively. The increased annuity production is a direct result of the growth of the Company's agency force, which increased from approximately 400 agents at December 31, 1996 to 4,450 agents at December 31, 1997, 10,525 agents at December 31, 1998 and 12,225 agents at March 31, 1999.

         Three Months Ended March 31, 1999. The Company had net income of $63,000 for the three months ended March 31, 1999 compared to a net loss of $187,000 for the three months ended March 31, 1998. Net income in 1999 is a direct result of the growth in the Company's annuity business. Annuity reserves grew from $146,311,000 at December 31, 1997 to $223,450,000 at March 31, 1998
and $679,045,000 at March 31, 1999 and resulted in an increase in the Company's investment spread for 1999. While certain expenses also increased as a result of the growth in the Company's annuity business, the increase in the investment spread was greater and resulted in a profitable quarter.

         Year Ended December 31, 1998. The Company had net income of $244,000 in 1998 compared to a net loss of $3,369,000 in 1997. Net income in 1998 is a direct result of the growth in the Company's annuity business which began to accelerate in the third quarter of 1997. Annuity reserves grew from $23,657,000 at June 30, 1997 to $529,765,000 at December 31, 1998 and resulted in a increase in the Company's investment spread for 1998. While certain expenses also increased as a result of the growth in the annuity business, the incremental profits from the larger deposit base allowed the Company to offset a greater portion of fixed operating costs and expenses. The 1998 results also benefited from a non-recurring gain of $275,000 on the sale of an office building located in Birmingham, Alabama from which the Company's operations in that location were previously conducted (see Item 3. Properties) and from a reduction in interest expense on notes payable as a result of lower interest rates on outstanding indebtedness. The comparison of 1998 to 1997 was also favorably impacted by the non-recurring costs and expenses recognized in 1997 as discussed in the paragraph that follows.

         Year Ended December 31, 1997. The Company incurred a net loss of $3,369,000 for the year ended December 31, 1997, compared to a net loss of $1,139,000 for the year ended December 31, 1996. The greater loss in 1997 primarily resulted from two items. First, the Company adopted SOP No. 98-5, Reporting on the Costs of Start-Up Activities, effective January 1, 1997 (although adoption was not mandated until January 1, 1999). This required the Company to recognize as an expense in 1997 aggregate costs of $1,236,000 related to agency and product development including salaries, rentals and other costs related to the creation of a marketing department, agency force and new products. Prior to the adoption of SOP No. 98-5 these expenses could have been capitalized and amortized to expense in later years. No such costs were incurred in 1996. Second, the Company recognized a nonrecurring compensation expense of $628,000 as a result of an amendment to the stock option agreement with the Company's chairman (see Note 9 of the Notes to Audited Consolidated Financial Statements). Excluding the non-recurring items previously discussed, the Company incurred a net loss of $1,505,000 in 1997 which was slightly greater than the net loss of $1,139,000 in 1996. In both periods, the losses were primarily a result of cost and expenses, including personnel, occupancy and data processing, related to developing the Company's annuity business. The greater loss in 1997 was attributable to an increase in these development expenses associated with the Company's significant growth in new annuity sales which began in the third quarter of 1997.

Financial Condition

         Investments. The Company's investment strategy is to maintain a predominantly investment grade fixed income portfolio, provide adequate liquidity to meet its cash obligations to policyholders and others and maximize current income and total investment return through active investment management. Consistent with this strategy, the Company's investments principally consist of fixed maturity securities and short-term investments. The Company also has approximately 2.8% of its invested assets at March 31, 1999 (2.6% at December 31, 1998) in derivative instruments (S&P 500 Index call options) purchased in connection with the issuance of equity-index annuities.

         Insurance statutes regulate the type of investments that the Life Company is permitted to make and limit the amount of funds that may be used for any one type of investment. In light of these statutes and regulations and the Company's business and investment strategy, the Company generally seeks to invest in United States government and government-agency securities and corporate securities rated investment grade by established nationally recognized rating organizations or in securities of comparable investment quality, if not rated.

         The Company has classified all of its fixed maturity investments as available-for-sale to maximize investment flexibility. Available-for-sale securities are reported at market value and unrealized gains and losses, if any, on these securities are included directly in a separate component of stockholders' equity, thereby exposing stockholders' equity to incremental volatility due to changes in market interest rates and the accompanying changes in the reported value of securities classified as available-for-sale, with stockholders' equity increasing as interest rates decline and, conversely, decreasing as interest rates rise.

         Liabilities. The Company's liability for policy benefit reserves increased $149,833,000 during the three months ended March 31, 1999 and $385,084,000 for the year ended December 31, 1998, to $690,915,000 at March 31,
1999 and $541,082,000 at December 31, 1998, primarily due to annuity sales as discussed above.

         Substantially all of the Company's annuity products have a surrender charge feature designed to reduce early withdrawal or surrender of the policies and to partially compensate the Company for its costs if policies are withdrawn early. Surrender charge periods on annuity policies currently being issued generally range from five years to fifteen years. The initial surrender charge on annuity policies ranges from 9% to 25% of the accumulation value and, with respect to some products, the surrender charge decreases by approximately one to two percentage points per year during the surrender charge period. Notwithstanding these policy features, the withdrawal rates of policyholder funds may be affected by changes in interest rates.

         On October 18, 1996, the Company borrowed $10,000,000 from two banks under a variable rate revolving credit agreement with a maximum borrowing level of $10,000,000. Proceeds from the borrowing were contributed to the capital and surplus of the Life Company ($6,000,000) and used to refinance indebtedness incurred by the Company to capitalize the Life Company at the time of its formation ($4,000,000). At March 31, 1999, the interest rate on the notes is 7.25% (7.56% at December 31, 1998). The loan matures on October 17, 1999 with an option for a one year extension. Under this agreement, the Company is required to maintain minimum capital and surplus levels at the Life Company and meet certain other financial and operating ratio requirements. The Company is also prohibited from incurring other indebtedness for borrowed money without obtaining a waiver from the lenders and from paying dividends on its capital stock in excess of 10% of its consolidated net income for the prior fiscal year.

         Stockholders' Equity. The Company was initially capitalized in December, 1995 and January, 1996 through the issuance of shares of Common Stock for cash of $4,000,000. Subsequent to its initial capitalization (400,000 shares of Common Stock after May 29, 1996 100-for-1 stock split), the Company has issued additional shares of Common Stock, warrants to purchase shares of Common Stock and shares of Series Preferred Stock convertible into shares of Common Stock in several private placement offerings as follows:


                                                          No. Issued              Warrant
                                                  ---------------------------     Exercise
            Description           Issue Price      Shares            Warrants      Price
            -----------           -----------      ------            --------      -----
      Common Stock & Warrants
                  --1996            $10.00         780,000           156,000       $10.00
                  --1997             10.00           3,998               798        10.00
                  --1998(1)          10.00           3,000               600        10.00
                                                 ---------         ---------
                                                   786,998           157,398(2)

                  --1997             12.00         570,416           114,083(3)     12.00
                                        --              --            68,250(4)     12.00
                                                 ---------         --------
                                                   570,416           182,333

      Common Stock--1997             16.00       2,666,250                --

      1998 Series A Participating
        Preferred Stock--1998        16.00         625,000                --

----------
(1) issued to the placement agent in payment of a portion of the compensation due to the placement agent

(2)      exercised during 1998

(3)      exercised during April, 1999

(4) issued to the placement agent as part of placement agent compensation; expire on April 30, 2000

         A portion of the 2,666,250 shares of Common Stock issued in 1997 at $16 per share were issued in a rights offering to existing stockholders and in connection therewith, certain officers and directors of the Company received management subscription rights to purchase one share of Common Stock for each share owned and one-half share of Common Stock for each stock option held on the record date. Such directors and officers beneficially owned 513,750 shares of Common Stock and held an aggregate of 410,750 stock options at that time and accordingly an aggregate of 719,125 management subscription rights were issued to nine officers and directors at that time. The management subscription rights have a exercise price of $16 per share and expire on December 1, 2002. An institutional investor purchased 1,562,500 shares of Common Stock in this offering and received a right of first refusal to maintain a 20% ownership interest the Company.

         The 625,000 shares of 1998 Series A Participating Preferred Stock issued in 1998 have participating dividend rights with the shares of Common Stock, when and as such dividends are declared. The preferred shares are convertible into shares of Common Stock on a one for one basis upon the earlier of the Company's initial public offering of its Common Stock or December 31, 2003.

         The aggregate net proceeds from the transactions identified above were $65,352,000, substantially all of which were contributed to the capital and surplus of the Life Company or used to fund the acquisition of the life insurance company acquired in 1996.

         Liquidity for Insurance Operations. The Life Company generally receives adequate cash flow from premium collections and investment income to meet its obligations. Annuity and life insurance liabilities are generally long-term in nature. Policyholders may, however, withdraw funds or surrender their policies, subject to surrender and withdrawal penalty provisions. At March 31, 1999 and December 31, 1998, approximately 97% of the Company's annuity liabilities were subject to penalty upon surrender.

         The Company believes that the diversity of its investment portfolio and the concentration of investments in high-quality, liquid securities provides sufficient liquidity to meet foreseeable cash requirements. The investment portfolio at March 31, 1998 included $753,813,000 of publicly traded investment grade bonds (569,650,000 at December 31, 1998). Although there is no present need or intent to dispose of such investments, the Life Company could readily liquidate portions of its investments, if such a need arose. In addition, investments could be used to facilitate borrowings under reverse-repurchase agreements or dollar-roll transactions. Such borrowings have been used by the Life Company from time to time to increase its return on investments and to improve liquidity.

         Liquidity of Parent Company. The parent company is a legal entity separate and distinct from its subsidiaries, and has no business operations. The parent company needs liquidity primarily to service its debt and pay operating expenses. The primary sources of funds for these payments are: (i) cash on hand ($2,111,000 at March 31, 1999); (ii) dividends on capital stock and surplus note interest payments from the Life Company; and (iii) cash ($1,180,000 at March 31, 1999) that may be distributed by the American Equity Investment Properties, L.C. which holds the net proceeds from the sale of the office building in Birmingham, Alabama that was sold in 1998 (see Item 3. Properties). The parent company may also obtain cash by issuing debt or equity securities.

         The payment of dividends or the distributions, including surplus note payments, by the Life Company are subject to regulation by the Iowa Insurance Division. Currently, the Life Company may pay dividends or make other distributions without the prior approval of the Iowa Insurance Division, unless such payments, together with all other such payments within the preceding twelve months, exceed the greater of (1) the Life Company's net gain from operations (excluding net realized capital gains or losses) for the preceding calendar year, or (2) 10% of its statutory surplus at the preceding December 31. For 1999, up to $7,845,000 can be distributed as dividends or surplus note payments without prior approval of the Iowa Insurance Division (of which $69,000 had been distributed through March 31, 1999). In addition, dividends and surplus note payments may be made only out of earned surplus, and all surplus note payments are subject to prior approval by regulatory authorities. The Life Company had $17,413,000 of earned surplus at March 31, 1999 ($14,588,000 at December 31, 1998).

         The maximum distribution permitted by law or contract is not necessarily indicative of an insurer's actual ability to pay such distributions, which may be constrained by business and regulatory considerations, such as the impact of such distributions on surplus, which could affect the insurer's ratings or competitive position, the amount of premiums that can be written and the ability to pay future dividends or make other distributions. Further, the Iowa insurance laws and regulations require that the statutory surplus of the Life Company following any dividend or distribution must be reasonable in relation to its outstanding liabilities and adequate for its financial needs.

         The transfer of funds by the Life Company is also restricted by certain covenants in the Company's loan agreement which, among other things, requires the Life Company to maintain statutory capital and surplus (including the asset valuation and interest maintenance reserves) of $14,000,000 plus 25% of statutory net income for periods subsequent to June, 30 1996. Under the most restrictive of these limitations, all of the Life Company's earned surplus at March 31, 1999 and December 31, 1998 would be available for distribution by the Life Company to the Company in the form of dividends or other distributions.

         Statutory accounting practices prescribed or permitted for the Life Company differ in many respects from those governing the preparation of financial statements under generally accepted accounting principles ("GAAP"). Accordingly, statutory operating results and statutory capital and surplus may differ substantially from amounts reported in the GAAP basis financial statements for comparable items. Information as to statutory capital and surplus and statutory net income for the Life Company as of December 31, 1998 and 1997 and for the years ended December 31, 1998, 1997 and 1996 is included in Note 10 of the Notes to Audited Consolidated Financial Statements. Statutory capital and surplus at March 31, 1999 was $83,540,755 and statutory net income for the three months ended March 31, 1999 was $2,844,646.

         The Life Company has entered into a general agency commission and servicing agreement with an affilited company wholly-owned by the Company's chairman and president, whereby the affiliate acts as a national supervisory agent with responsibility for paying commissions to the Life Company's agents on annuity policies issued by the Life Company. This agreement initially benefits the Life Company's statutory surplus by extending the payment of a portion of the first year commissions on new annuity business written by the Life Company over a longer period of time, and thereby enabling the Life Company to conduct a comparatively greater volume of business. In subsequent periods, the Life Company's statutory surplus is reduced through the payment of renewal commissions to the affiliate on this business based upon the account balances of the annuities remaining in force for a period of five years.

         The aggregate amount of first-year commissions paid by the affiliate with funds obtained from sources other than the Life Company was $35,959,000 from the inception of the agreement through March 31, 1999, and the aggregate amount of renewal commissions paid by the Life Company to the affiliate for the same period was $10,790,000. Additional funding is precently available for the Service Company portion of first-year commissions estimated to be paid from April, 1999 through August, 1999. It is anticipated that arrangements will be undertaken to procure funding for later periods.

         Future payments by the Life Company on business in force at March 31, 1999 are dependent upon the account balances of the annuities remaining in force on each remaining quarterly renewal commission payment date. Assuming that the account balances remain constant over such remaining renewal commission payments dates, future renewal commission payments by the Life Company would be $2,820,779 per quarterly payment until December, 2002, and $1,749,497 per quarterly payment from January, 2003 until January, 2005. All such payments would be capitalized as deferred policy acquisition costs and amortized to expense pursuant to the Company's stated accounting policy.

Quantitative and Qualitative Disclosures About Market Risk

         Interest rate risk is the Company's primary market risk exposure. Substantial and sustained increases and decreases in market interest rates can affect the profitability of the Company's products and the market value of its investments.

         The profitability of most of the Company's products depends on the spreads between interest yield on investments and rates credited on insurance liabilities. The Company has the ability to adjust crediting rates (participation or asset fee rates for equity-index annuities) on substantially all of its annuity policies at least annually (subject to minimum guaranteed values). In addition, substantially all of the Company's annuity products have surrender and withdrawal penalty provisions designed to encourage persistency and to help ensure targeted spreads are earned. However, competitive factors, including the impact of the level of surrenders and withdrawals, may limit the Company's ability to adjust or maintain crediting rates at levels necessary to avoid narrowing of spreads under certain market conditions.

         A major component of the Company's interest rate risk management program is structuring the investment portfolio with cash flow characteristics consistent with the cash flow characteristics of the Company's insurance liabilities. The Company uses computer models to simulate cash flows expected from its existing business under various interest rate scenarios. These simulations enable the Company to measure the potential gain or loss in fair value of its interest rate-sensitive financial instruments, to evaluate the adequacy of expected cash flows from its assets to meet the expected cash requirements of its liabilities and to determine if it is necessary to lengthen or shorten the average life and duration of its investment portfolio. (The "duration" of a security is the time weighted present value of the security's expected cash flows and is used to measure a security's sensitivity to changes in interest rates). When the durations of assets and liabilities are similar, exposure to interest rate risk is minimized because a change in value of assets should be largely offset by a change in the value of liabilities. At December 31, 1998, the effective duration of the Company's fixed maturity securities and short-term investments was approximately 7.5 years and the estimated duration of the Company's insurance liabilities was approximately 8.1 years.

         If interest rates were to increase 10% from levels at December 31, 1998, the Company estimates that the fair value of its fixed maturity securities, net of corresponding changes in the values of deferred policy acquisition costs and insurance in force acquired would decrease by approximately $12,856,000. The computer models used to estimate the impact of a 10% change in market interest rates incorporate numerous assumptions, require significant estimates and assume an immediate and parallel change in interest rates without any management of the investment portfolio in reaction to such change. Consequently, potential changes in value of the Company's financial instruments indicated by the simulations will likely be different from the actual changes experienced under given interest rate scenarios, and the differences may be material. Because the Company actively manages its investments and liabilities, its net exposure to interest rates can vary over time.

Year 2000 Readiness Disclosure

         Many computer programs were originally written using two digits rather than four digits to identify a particular year. Such programs may recognize a date using "00" as the year 1900 rather than the year 2000. If not corrected, these computer programs could cause system failures or miscalculations in the year 2000, with possible adverse effects on the Company's operations.

         During the first quarter of 1998, the Company developed a strategy to identify and then test its internal computer programs which are date sensitive. The Company's systems for administering its group life policies were identified as having two-digit date codes. Conversion to four-digit codes and testing of such converted systems commenced in the second quarter of 1998 and was completed prior to December 31, 1998. These systems are now year 2000 compliant. The costs of testing and conversion charged to expense during 1998 were approximately $25,000.

         The policy issue and administration system for the Company's individual annuity and life insurance business is a system developed from the outset using four digits for the year. This system was purchased from a third party vendor in the fourth quarter of 1996. At that time, the vendor provided the Company with a letter of year 2000 compliance for this program. However, the Company did not rely solely on the compliance letter and began a comprehensive systems test in the third quarter of 1998. Testing included processing daily, monthly, quarterly and annual business cycles through February 29, 2000. Internal testing was completed during the fourth quarter of 1998. These systems were determined to be year 2000 compliant. The costs of testing of this system charged to expense during 1998 were approximately $10,000.

         External testing with third party providers of computer dependent services was completed during the first quarter of 1999. The most critical of these providers to the Company's ongoing business operations is the financial institution with which the Company electronically interfaces each business day for the processing of premium collections and commission payments. Integrated testing between the Company and this financial institution was successfully completed in February 1999. Testing included all types of ACH (Automated Clearing House) transactions. The cost of such testing charged to expense in 1999 will be approximatlely $5,000.

         Additionally, the Company is in the process of instituting a corporate wide disaster recovery plan for its data systems that will include both its Iowa and Alabama locations. Both locations will be prepared to serve the other in the event of a prolonged business outage. The plan will incorporate contingencies for year 2000 interruptions caused by certain third party providers and other outside elements for which adequate testing cannot be conducted. These would include, for example, utility companies that supply electricity and water.


         In a worst case scenario, if the Company's policy issue and administration systems were inoperable, the Company could manually issue and administer policies. Similarly, if ACH transactions were suspended, the Company could manually issue commission checks and deposit premium receipts. Because manual operations are more time consuming, these functions would not occur as rapidly and delays of a few days to a few weeks could be experienced. This would entail some additional expense although the Company does not believe it would be material.

Pending Accounting Change

         In June 1998, the Financial Accounting Standards Board issued Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." Statement No 133 requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Accounting for gains or losses resulting from changes in the values of those derivatives is dependent on the use of the derivative and whether it qualifies for hedge accounting. The Statement is effective for the Company in the year 2000, with earlier adoption encouraged. The Company has not yet estimated the effect that adoption of this new Statement will have on earnings or the financial position of the Company.

Inflation

         Inflation does not have a significant effect on the Company's balance sheet; the Company has minimal investments in property, equipment or inventories. To the extent that interest rates may change to reflect inflation or inflation expectations, there would be an effect on the Company's balance sheet and operations. Lower interest rates experienced in recent periods have increased the value of the Company's fixed maturity investments. These lower rates may also have made it more difficult to issue new fixed rate annuities. It is not possible to calculate the effect of these changes on the Company's operating results. It is likely that rising interest rates would have the opposite effect.


Item 3.  Properties

         The Company leases space for its principal offices in Des Moines, Iowa, pursuant to written leases for approximately 17,350 square feet at a monthly rental of $25,699 ($308,388 per year) and has entered into a lease for an additional 9,200 square feet of space at a monthly rental of approximately $14,350 ($172,200 per year). The leases expire on June 30, 2004, and have a renewal option for an additional five year term at a rental rate equal to the then market value.

         The Company is negotiating a lease for office space utilized by its staff in Pell City, Alabama. Previously, the Company owned an office building in Birmingham, Alabama from which its operations in that location were conducted. As discussed in Item 1. Business, the building was sold in 1998. The Company owns no real estate.

Item 4.  Security Ownership of Certain Beneficial Owners and Management

         The Company presently has 255 shareholders. The following table sets forth the beneficial ownership of the Company's Common Stock as of March 31, 1999 by: (i) each of the Company's directors; (ii) the Company's chief executive officer and other executive officers; (iii) all directors and executive officers as a group; and (iv) those persons owning more than 5% of the Company's Common Stock based upon information obtained from the Company's records at that date.

                                                                                      Warrants, Options,
                                                                                          Management
                                                                                      Subscription Rights
                                                                                         included in
                                                 Number of Shares                      Number of Shares
         Name                                   Beneficially Owned       Percent       Beneficially Owned
         ----                                   ------------------       -------       ------------------
Directors and Executive Officers
David J. Noble (2) (4)                               1,366,500             24.2%            960,000
James M. Gerlach                                        97,250              2.0%             66,250
Robert L. Hilton                                         1,250              *                    --
Ben T. Morris(3)                                        13,750              *                 6,250
David S. Mulcahy(4)                                     32,000              *                10,000
A.J. Strickland, III                                    78,000              1.7%             35,000
Harley A. Whitfield                                     12,000              *                 5,000
John C. Anderson                                         7,100              *                    --
Terry A. Reimer                                         97,250              2.0%             65,750
Debra J. Richardson(4)                                  37,324              *                32,375
Wendy L. Carlson                                        22,500              *                17,500
All directors and executive officers
    as group (11 persons)                            1,764,924             30.2%          1,198,125

5% Owners
     Farm Bureau Life Insurance Company(4)           1,562,500             33.3%                --
     Conseco Companies(5)                              456,500              9.7%                --

-----------------------
*    Less than 1%

(1) The address of each of the beneficial owners other than Ben T. Morris, Farm Bureau Life Insurance Company and Conseco Companies is c/o the Company, 5000 Westown Parkway, Suite 440, West Des Moines, IA 50266. The address for Ben T. Morris is c/o Sanders Morris Mundy Inc., 3100 Chase Tower, Houston, TX 77002. The address for Farm Bureau Life Insurance Company is 5400 University Avenue, West Des Moines, IA 50266. The address for Conseco Companies is 11825 N. Pennsylvania Street, Carmel, IN 46032.

(2) Includes 327,500 shares of Common Stock owned by Mr. Noble and 79,000 shares of Common Stock owned by Twenty Services, Inc. ("Twenty"). Mr. Noble beneficially owns 53% of Twenty.

(3) Does not include the warrant issued to Sanders Morris Mundy Inc. (of which Mr. Morris is a principal owner) to acquire up to 68,250 shares at an exercise price of $12 per share. This warrant expires on April 30, 2000.

(4) Of the 1,562,500 shares beneficially owned by Farm Bureau Life Insurance Company, 623,291 shares are on deposit in a voting trust which has a term of ten years ending on December 31, 2007. Under the terms of the voting trust, the voting trustees named therein control all voting rights attributable to the shares deposited in the voting trust, while Farm Bureau retains the economic rights to those shares. The voting trustees are David
     J. Noble, David S. Mulcahy and Debra J. Richardson, each of whom is a director or an executive officer of the Company. Each of the voting trustees disclaims any beneficial ownership with respect to these shares. Farm Bureau also received a right of first refusal to maintain a 20% ownership interest in the voting equity securities of the Company.

(5) Aggregate number of shares owned by three subsidiaries of Conseco, Inc.


Item 5.  Directors and Executive Officers

         The following table sets forth information with respect to the directors and executive officers of the Company. There are no family relationships among any directors or executive officers of the Company except for Mr. Noble and Dr. Anderson who is Mr. Noble's son-in-law.


Name                    Age  Position                             Director Since
----                    ---  --------                             --------------
David J. Noble          67   Chairman of the Board, President,
                             Treasurer and Director                  1995

James M. Gerlach        57   Executive Vice President and Director   1996

Robert L. Hilton        70   Director                                1996

Ben T. Morris           53   Director                                1997

David S. Mulcahy        46   Director                                1996

A. J. Strickland, III.  57   Director                                1996

Harley A. Whitfield     68   Director                                1996

John C. Anderson        36   Director                                1998

Terry A. Reimer         53   Executive Vice President

Debra J. Richardson     42   Senior Vice President and Secretary

Wendy L. Carlson        38   Chief Financial Officer and General
                             Counsel

         David J. Noble serves as Chairman, President and Treasurer of the Company and Chairman and President of the Life Company. Mr. Noble was Statesman's Chief Executive Officer (from 1982 through 1994) and a Director of Statesman (from 1975) and its President (from 1979) until he left to form the Company at the end of 1995. Mr. Noble has been active in the insurance industry for over 45 years. Mr. Noble is a Director of Twenty Services, Inc., an Alabama corporation.

         James M. Gerlach serves as a Director and Executive Vice President of the Company and as a Director, Executive Vice President and Chief Marketing Officer of the Life Company. Prior to joining the Company, Mr. Gerlach served as Executive Vice President and Secretary of American Life and as Executive Vice President and Treasurer of Vulcan Life Insurance Company, a subsidiary of American Life. Mr. Gerlach has been active in the insurance industry for over 35 years.

         Robert L. Hilton is a Director of the Company. From 1992 to 1996, he served as President of TIDE Consulting Co., Destin, Florida. Since 1997, Mr. Hilton has served as Executive Vice President of Insurance Data Resources Statistical Services, Inc., Boca Raton, Florida. Mr. Hilton is a former director of Statesman, and served for over 40 years as Senior Vice President of the National Council of Compensation Insurance, Boca Raton, Florida.

         Ben T. Morris is a Director of the Company. Mr. Morris is President, Director, and co-founder of Sanders Morris Mundy Inc., Houston, Texas, a financial services and investment banking firm. Mr. Morris is a Director of Capital Title Group, Inc. and USA Cafe Investors LLC.

         David S. Mulcahy is a Director of the Company and of the Life Company. Since 1994, he has been a principal owner and officer of MABSCO Capital, Inc., Des Moines, Iowa and is the Chairman of Monarch Manufacturing Company, Waukee, Iowa. Mr. Mulcahy is a certified public accountant who acted as the senior tax partner for Ernst & Young LLP, where he was employed from 1976 through 1994.

         A. J. Strickland, III is a Director of the Company. Since 1969, Mr. Strickland has been a Professor at the University of Alabama School of Business. Mr. Strickland is a Director of Twenty Services, Inc., and a former director of Statesman.

         Harley A. Whitfield is a Director of the Company. Mr. Whitfield is an attorney who is of counsel to Whitfield & Eddy, P.L.C., Des Moines, Iowa. Mr. Whitfield was a partner with Whitfield & Eddy, P.L.C. from 1956 through 1994. Mr. Whitfield served as general corporate counsel for Statesman for over 30 years.

         John C. Anderson is a Director of the Company, and is the Associate Medical Director for the Life Company. Dr. Anderson is a member of the Southbrooke Health Center, Pell City, Alabama, where he has practiced chiropractic medicine since 1990. He is on the staff at St. Clair Regional Hospital, and has served on the Physician Advisory Committee for Blue Cross/Blue Shield of Alabama.

         Terry A. Reimer serves as Executive Vice President of the Company and as a Director, Executive Vice President, Chief Operating Officer and Treasurer of the Life Company. Mr. Reimer was Executive Vice President, Treasurer and Chief Operating Officer of American Life from September, 1988, through November, 1996. Mr. Reimer is a certified public accountant and has been involved in the insurance industry for over 30 years.

         Debra J. Richardson is Senior Vice President and Secretary of the Company and is a Director, Vice President and Secretary of the Life Company. Ms. Richardson was employed by Statesman from 1977 through April 1996, serving in various positions including Vice President-Shareholder/Investor Relations and Secretary. Ms. Richardson has been involved in the insurance industry for 20 years.

         Wendy L. Carlson is Chief Financial Officer and General Counsel for the Company. Ms. Carlson was a member of Whitfield & Eddy, PLC, where she practiced law from June, 1985 through May, 1999. Ms. Carlson is a certified public accountant and has been involved with the insurance industry for over 14 years.


The following is a significant member of the Board of Directors of the Life
Company:

         Jack W. Schroeder serves as Vice Chairman and Director of the Life Company. Mr. Schroeder served as President of American Life and Casualty Insurance Co. from 1988 through 1994 and as Vice President from 1995 through 1996. Mr. Schroeder has been involved in the insurance industry for over 40 years.

Item 6. Executive Compensation

         The following table sets forth certain information with respect to the annual and long-term compensation of the Company's chief executive officer and the Company's highest paid executive officers whose total salary and bonus for 1998 services exceeded $100,000. The amounts shown are aggregate compensation from the Company and its subsidiaries.

                           Summary Compensation Table


                                                                                  Long-Term
                                                                                Compensation
                                                        Annual                      Awards
                                                     Compensation(1)              Securities
                                                  ----------------------          Underlying          All Other
Name and Principal Position           Year         Salary          Bonus        Options/SARs(2)    Compensation(3)
---------------------------           ----         ------          -----        ---------------    ---------------

D.J. Noble                            1998        $  60,000        $-0-              -0-                $1,200
  Chairman, President and             1997           60,000         -0-            400,000                -0-
  Chief Executive Officer             1996           -0-            -0-              -0-                  -0-

James M. Gerlach                      1998          120,000         -0-              -0-                 2,400
  Executive Vice President            1997          120,000         -0-              2,500               1,400
                                      1996           70,000         -0-             25,000                -0-

Terry A. Reimer                       1998          120,000         -0-              -0-                 2,400
  Executive Vice President            1997          120,000         -0-              2,500               1,400
                                      1996           16,154         -0-             25,000                -0-

----------
(1) Includes employee tax-deferred contributions to the Company's 401(k) savings plan and the deferred portion of Mr. Gerlach's and Mr. Reimer's compensation for 1997 and 1996 pursuant to their deferred compensation agreements with the Company. Mr. Gerlach and Mr. Reimer elected to defer receipt of $50,000 each in 1997. Mr. Reimer deferred all of his 1996 salary, and Mr. Gerlach deferred $30,946 of his 1996 salary. No interest is paid on the amounts deferred. Payment of the amounts deferred will be made in shares of Common Stock valued at $10 per share. The shares will be issued only upon the occurrence of certain trigger events, including death, disability, retirement or Board action. As of December 31, 1998, 8,095 shares were issuable to Mr. Gerlach and 6,615 shares were issuable to Mr. Reimer.

(2) Except for Mr. Noble, all awards were made under the Company's 1996 Stock Option Plan. The number of securities for Mr. Noble includes warrants to purchase 80,000 shares of Common Stock and options to purchase 320,000 shares of Common Stock (see Note 9 of the Notes to Audited Consolidated Financial Statements).

     In addition to the number of securities listed, each of the named executive officers received subscription rights to purchase shares of Common Stock in connection with a rights offering in December, 1997. Each executive officer received the right to purchase one share of Common Stock for each share owned and one-half share of Common Stock for each stock option held at the close of business on December 1, 1997. These management subscription rights have an exercise price of $16 per share and may be exercised at any time prior to December 1, 2002. Mr. Noble received 560,000 management subscription rights and Mr. Gerlach and Mr. Reimer each received 38,750 management subscription rights.

(3) Represents employer contributions to the Company's 401(k) savings plan.

                      Option/SAR Grants in Last Fiscal Year

         No options to purchase or stock appreciation rights ("SARs") on Common Stock were granted to the named executive officers in 1998.

                     Aggregated Option/SAR Exercises in 1998
                         and Year-End Option/SAR Values

         The following table summarizes the options on Common Stock exercised during 1998 and the value of unexercised options on Common Stock held by the named executive officers at fiscal year-end:

                                                                           Valued of Unexercised
                                                Number of Unexercised           In-the Money
                     Shares                         Options/SARs               Options/SARs
                    Acquired                   at Fiscal Year-End(2)         at Fiscal Year-End(1)
                       on          Value          Exercisable(E)/              Exercisable(E)/
Name                Exercise     Realized(1)      Unexercisable(U)            Unexercisable(U)
----                --------     -----------      ----------------            ----------------

D.J. Noble            None          None              (E)400,000                (E)$1,680,000
                                                      (U)   None                (U)      None

James M. Gerlach      None          None              (E) 27,500                (E)   160,000
                                                      (U)   None                (U)      None

Terry A. Reimer        500         $3,000             (E) 27,000                (E)   157,000
                                                      (U)   None                (U)      None

----------
(1) Values equal to the excess of the fair market value on the date of exercise or December 31, 1998 over the exercise price. For purposes of this table, fair market value was deemed to be $16.00 per share, the price at which shares of Common Stock were issued in a private offering in December, 1997 and shares of 1998 Series A Participating Preferred Stock were issued in a private offering in December, 1998.

(2) Does not include management subscription rights which, based upon the deemed fair market value of $16.00 per share of Common Stock, had no value at December 31, 1998. See footnote (2) to Summary Compensation Table.

     Except for Mr. Noble, all options were granted under the Company's 1996 Stock Option Plan. The number for Mr. Noble includes warrants to purchase 80,000 shares of Common Stock and options to purchase 320,000 shares of Common Stock (see Note 9 of the Notes to Audited Consolidated Financial Statements).

Compensation of Directors

     Each member of the Board of Directors who is not an officer of the Company receives $500 per day for attending meetings of the Board of Directors or meetings of committees of the Board of Directors, plus reimbursement of expenses for attending such meetings.

Compensation Committee Interlocks and Insider Participation

     The Board of Directors has established a Compensation Committee, the members of which are directors who are not employees of the Company.

Item 7.  Certain Relationships and Related Transactions

General Agency Commission and Servicing Agreement

         On January 15, 1997, the Life Company entered into a general agency commission and servicing agreement (the "Service Company Agreement") with American Equity Investment Service Company (the "Service Company"), which is wholly-owned by D. J. Noble. Under the Service Company Agreement, the Service Company agreed to pay a specified portion of the commissions due to the Life Company's agents on new annuity business written by the Life Company, and the Life Company agreed to pay renewal and other commissions to the Service Company on this business, principally based upon the account balances of the annuities remaining in force over a specified period. The Service Company has assigned its rights under the Service Company Agreement to a lender as collateral security for a $45 million line of credit made to Mr. Noble as borrower and recontributed by him as a loan to the Service Company. Under the Service Company Agreement, the Life Company is required to comply with certain recurring obligations, the breach of which shall constitute an event of default. Such agreement is not assignable without the prior written consent of the other party and expires on December 31, 2005.

         During the years ended December 31, 1998 and 1997, the Service Company paid $19,933,480 and $11,470,576, respectively, to agents of the Life Company and the Life Company paid renewal commissions to the Service Company of $6,781,288 and $1,360,410, respectively. At December 31, 1998, accounts payable to the Service Company by the Life Company aggregated $2,438,600.

Variable Product Alliance

         In December 1997, the Company formed an alliance with FBL Financial Group, Inc. ("FBL") under which the parties have developed a variable annuity product and a variable universal life insurance product. The Company first offered these products to the public in July 1998. The parties have entered into a reinsurance agreement under which the risks, costs and profits associated with the variable products are shared on a percentage basis. FBL provides the administrative support necessary to manage this business, and is paid an administrative fee for such services.

         FBL is the parent of Farm Bureau Life Insurance Company, which beneficially owns 33.3% of the Company's outstanding Common Stock (see Item 4. Security Ownership of Certain Beneficial Owners and Management).


Item 8.  Legal Proceedings

         The Company is not party to, and its property is not subject to, any pending legal proceedings.


Item 9. Market Price of and Dividends on Common Stock and Related Stockholders Matters

         None of the Company's outstanding Common Stock is authorized for trading on an established public trading market. At December 31, 1998, 2,283,458 shares of Common Stock are subject to outstanding options or warrants to purchase, management subscription rights or convertible preferred stock. In addition, 193,950 shares of Common Stock are potentially issuable to certain officers, directors, consultants and agents pursuant to certain deferred compensation agreements they have with the Company.

         As of the date of this Form 10, the Company has not declared any cash dividends on its Common Stock and it is currently contemplated that the Company will not pay cash dividends on it Common Stock for the immediately foreseeable future. The payment of dividends in the future is subject to the discretion of the Board of Directors and will depend upon general business conditions, legal and regulatory restrictions on the payment of dividends and other factors deemed relevant by the Board. Additionally, the Company's credit facility contains a restrictive covenant which limits the Company's ability to pay dividends to no more than 10% of its consolidated net income for the prior fiscal year.

         The Company's ability to pay dividends will depend upon the cash flow and profitability of the Life Company. Iowa insurance laws restrict the amount of dividends and surplus note payments the Life Company can pay without obtaining the approval of the Iowa Insurance Division. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Form 10.


Item 10.  Recent Sales of Unregistered Securities

         The Company was initially capitalized in December, 1995 and January, 1996 through the issuance of 4,000 shares of its Common Stock to D. J. Noble, its chairman and president, and Twenty Services, Inc., a corporation 53% owned by Mr. Noble, for $4,000,000 in cash. On May 29, 1996, these initial shares were increased to 400,000 shares as a result of a 100-for-1 stock split that became effective on that date.

         The Company conducted two private placements of Common Stock and warrants in September and October, 1996. An aggregate of 780,000 shares of Common Stock and warrants to purchase 156,000 shares of Common Stock at an exercise price of $10 per share were sold to "accredited investors" as defined in Rule 501(a) of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act") in a transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof. EVEREN Securities, Inc. was the placement agent for these offerings. The aggregate consideration received was $7,800,000 and EVEREN Securities, Inc. received an aggregate selling commission of $186,500. In 1998, the Company issued 3,000 shares of Common Stock and warrants to purchase 600 shares of Common Stock at an exercise price of $10 per share as payment for $30,000 of the aggregate selling commission.

         During 1997, 3,998 shares of Common Stock and warrants to purchase 798 shares of Common Stock at an exercise price of $10 per share were sold to four employees for an aggregate price of $39,980.

         All of the aforementioned warrants were exercised in September and October, 1998 and the aggregate consideration received for the issuance of 157,398 shares of Common Stock was $1,573,980.

         In a May, 1997 private placement offering, the Company sold 568,750 shares of Common Stock and warrants to purchase 113,750 shares of Common Stock at an exercise price of $12 per share to "accredited investors" as defined in Rule 501(a) of Regulation D promulgated under the Securities Act in a transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof. The aggregate consideration received was $6,825,000 and a selling commission of $546,000 was paid to Sanders Morris Mundy Inc., the placement agent. In addition, the placement agent received a warrant to purchase 68,250 shares of Common Stock at an exercise price of $12 per share. The warrants issued to the purchasers in this offering were exercised in April, 1999 and the warrant issued to the placement agent expires on April 30, 2000.

         Resales of shares acquired in the May, 1997 offering (including shares acquired upon exercise of the warrants) are subject to a right-of-first refusal among the persons acquiring their shares in that offering. Also, in the event the Company elects to register any of its securities in connection with a public offering, persons acquiring shares in that offering will have a one-time right to demand registration of their shares upon the affirmative vote of persons holding at least two-thirds of such shares; provided, however, that in an underwritten offering, the underwriter(s) may choose to exclude the shares of selling shareholders on a pro rata basis if the underwriter determines that the inclusion of such shares would have a material adverse effect on the offering. In addition, if the Company proposes to register any shares of Common Stock subsequent to the time it is a public company, persons acquiring shares in the May, 1997 offering will have piggyback registration rights on such securities registrations.

         In August, 1997, 1,666 shares of Common Stock and a warrant to purchase 333 shares of Common Stock were sold to an employee for an aggregate price of $19,992. This warrant was exercised in April, 1999 at $12 per share.

         In a rights offering and private placement of Common Stock in December, 1997, the Company sold 2,666,250 shares of Common Stock of which 1,562,500 shares were sold to Farm Bureau Life Insurance Company (see Item 4. Security Ownership of Certain Beneficial Owners and Management) and 1,103,750 shares were sold to existing stockholders. The aggregate consideration received was $42,660,000 and a selling commission of $2,374,500 was paid to EVEREN Securities, Inc. The issuance of these shares was made in a transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof. In connection with this offering, the Company granted Farm Bureau Life Insurance Company a right of first refusal to maintain a 20% ownership interest in the voting equity securities of the Company. Also, directors and executive officers of the Company received rights to purchase one share of Common Stock for each share owned and one-half share of Common Stock for each stock option held at the close of business on December 1, 1997. An aggregate of 719,125 management subscription rights were issued to nine officers and directors at that time. These management subscription rights have an exercise price of $16 per share and may be exercised at any time prior to December 1, 2002.

         The Company sold 625,000 shares of 1998 Series A Participating Preferred Stock in December 1998 to an institutional investor for total consideration of $10,000,000 in a transaction exempt from the registration requirements of the Securities Act pursuant to Section 4(2) thereof. These shares have participating dividend rights with the shares of Common Stock, when and as such dividends are declared. The preferred shares are convertible into shares of Common Stock on a one for one basis upon the earlier of the Company's initial public offering of its Common Stock or December 31, 2003.

         During 1997 and 1998, the Company issued an aggregate of 900 shares of Common Stock to three employees pursuant to the exercise of options under its employee stock option plan. The total consideration received from these option exercises was $10,200.

         All shareholders of the Company will have a right of co-sale in the event of any transfer of a controlling interest in the Company (excluding certain involuntary transfers in the event of death or disability).


Item 11.  Description of Securities to be Registered

         The authorized capital of the Company consists of 27,000,000 shares of stock of all classes, consisting of 25,000,000 shares of Common Stock, par value $1 per share, and 2,000,000 shares of Series Preferred Stock. The summary below does not purport to be complete and is subject to, and qualified in its entirety by, the provisions of the Company's Articles of Incorporation, as amended, and its Bylaws, as amended, which are filed as exhibits to this Form 10, as well as to the provisions of any applicable laws.

         As of the date of this Form 10, there are 4,696,045 shares of Common Stock issued and outstanding. Each outstanding share of Common Stock is entitled to one vote per share on each matter submitted to a vote of stockholders. Cumulative voting for the election of directors is not permitted, and the holders of a majority of shares voting for the election of directors can elect all members of the Board of Directors. Subject to the rights of holders of Series Preferred Stock, holders of Common Stock have equal ratable rights to dividends from funds legally available therefor, when, as, and if declared by the Board of Directors and are entitled to share ratably in all assets of the Company available for distribution to holders of Common Stock upon liquidation, dissolution or winding up of the Company. Holders of Common Stock have no preemptive, conversion, redemption, or subscription rights. All outstanding shares of Common Stock are validly issued, fully paid, and non-assessable.

         The Series Preferred Stock may be issued from time to time in one or more series with such rights and preferences as may be determined by the Board of Directors. There are 625,000 shares of 1998 Series A Participating Preferred Stock issued and outstanding. The preferred shares rank on parity with the Common Stock as to the payment of dividends and have participating dividend rights with the shares of Common Stock, when and as such dividends are declared. The preferred shares rank senior to the Common Stock as to the distribution of assets upon liquidation, dissolution or winding up. Upon liquidation, the preferred shares will have a liquidation preference equal to the greater of: (i) $16 per share (aggregate $10,000,000) plus accrued and unpaid dividends and distributions which have been declared; or (ii) the amount per share payable to holders of Common Stock. The preferred shares have no voting rights and are convertible into shares of Common Stock on a one for one basis upon the earlier of the Company's initial public offering of its Common Stock or December 31, 2003. Antidilution rights for the 1998 Series A Participating Preferred Stock are specified in the resolutions creating the series.


Item 12.  Indemnification of Directors and Officers

         Certain provisions of the Iowa Business Corporation Act ("IBCA") and the Company's Articles of Incorporation and Bylaws relate to the limitation of liability and indemnification of directors and officers of the Company. These various provisions are described below.

         The Articles of Incorporation provide that the Company's directors are not personally liable to the Company or its shareholders for monetary damages for breach of their fiduciary duties as a director to the fullest extent permitted by Iowa law. Under existing Iowa law, directors would not be personally liable to the Company or its shareholders for monetary damages for breach of their fiduciary duties as a director, except for: (i) any breach of the director's duty of loyalty to the Company or its shareholders; (ii) acts or omissions not in good faith or involving intentional misconduct or a knowing violation of law; (iii) any transaction from which the director derived improper personal benefit; or (iv) the unlawful payment of dividends or unlawful stock repurchases or redemptions. This indemnification provision may have the effect of reducing the likelihood of derivative litigation against directors and may discourage or deter shareholders of the company from bringing a lawsuit against directors of the Company for breach of their fiduciary duties as directors. However, the provision does not affect the availability of equitable remedies such as an injunction or rescission.

         The Bylaws also provide that each person who was or is a party or is threatened to be made a party to any threatened, pending or completed civil or criminal action or proceeding by reason of the fact that such person is or was a director of the company or is or was serving at the request of the company as a director of anther corporation, partnership, joint venture, trust or other enterprise, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Iowa law. This right to indemnification shall also include the right to be paid by the Company the expenses incurred in connection with any such proceeding in advance of its final disposition to the fullest extent authorized by Iowa law. This right to indemnification shall be a contract right. The Company may, by action of its Board of Directors, provide indemnification to such of the officers, employees and agents of the Company to such extent and to such effect as the Board of Directors determines to be appropriate and authorized by Iowa law.

         The Company's Bylaws authorize the Company to purchase insurance for directors, officers and employees of the company, and persons who serve at the request of the Company as directors, officers, members, employees, fiduciaries or agents of other enterprises, against any expense, liability or loss incurred in such capacity, whether or not the Company would have the power to indemnify such persons against such expense or liability under the Bylaws. The Company maintains insurance coverage for its officers and directors as well as insurance coverage to reimburse the Company for potential costs of its corporate indemnification of directors and officers.


Item 13.  Financial Statements and Supplementary Data

         The financial statements are included as part of this Form 10 on pages F-1 through F-34 and pages F-42 through F-46.


Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

         None.


Item 15.  Financial Statements and Exhibits

         See Index to Consolidated Financial Statements on page F-1 for a list of financial statements and financial statement schedules filed as part of this Form 10.

         All other schedules to the consolidated financial statements required by Article 7 of Regulation S-X are omitted because they are not applicable or because the information is included elsewhere in the consolidated financial statements or notes thereto.

         See Exhibit Index immediately preceding the Exhibits for a list of the Exhibits filed with this Form 10.

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, this 20th day of July, 1999.

                                       AMERICAN EQUITY INVESTMENT
                                       LIFE HOLDING COMPANY

                                       By: /s/ D.J. NOBLE
                                           -------------------------
                                           D.J. Noble, President


         Pursuant to the requirements of the Securities Exchange Act of 1934, this registration statement has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated:

   Signature                           Title (Capacity)                    Date
   ---------                           ----------------                    ----
/s/ D.J. NOBLE                Chairman of the Board, President,       July 20, 1999
-------------------------     Treasurer and Director
D.J. Noble                    (Principal Executive Officer)


/s/ TERRY A. REIMER           Executive Vice President                July 20, 1999
-------------------------     (Principal Accounting Officer)
Terry A. Reimer

/s/ WENDY L. CARLSON          Chief Financial Officer and General     July 20, 1999
-------------------------     Counsel (Principal Financial Officer)
Wendy L. Carlson

/s/ JAMES M. GERLACH          Director                                July 20, 1999
-------------------------
James M. Gerlach

/s/ ROBERT L. HILTON          Director                                July 20, 1999
-------------------------
Robert L. Hilton

/s/ BEN T. MORRIS             Director                                July 20, 1999
-------------------------
Ben T. Morris

/s/ DAVID S. MUJLCAHY         Director                                July 20, 1999
-------------------------
David S. Mulcahy

/s/ A.J. STRICKLAND, III      Director                                July 20, 1999
-------------------------
A.J. Strickland, III

/s/ HARLEY A. WHITFIELD       Director                                July 20, 1999
-------------------------
Harley A. Whitfield

/s/ JOHN C. ANDERSON          Director                                July 20, 1999
-------------------------
John C. Anderson

                American Equity Investment Life Holding Company

                  Index to Consolidated Financial Statements

Audited Consolidated Financial Statements as of December 31, 1998 and 1997, and for the three years ended December 31, 1998:

     Report of Independent Auditors......................................   F-2
     Consolidated Balance Sheets.........................................   F-3
     Consolidated Statements of Operations...............................   F-5
     Consolidated Statements of Changes in Stockholders' Equity..........   F-6
     Consolidated Statements of Cash Flows...............................   F-8
     Notes to Consolidated Financial Statements..........................  F-10
     Schedule I   - Summary of Investments--Other Than Investments in
                    Related Parties......................................  F-35
     Schedule II  - Condensed Financial Information of Registrant
                    (Parent Company).....................................  F-36
     Schedule III - Supplementary Insurance Information..................  F-40
     Schedule IV  - Reinsurance..........................................  F-41

Unaudited Consolidated Financial Statements as of March 31, 1999 and for the three months ended March 31, 1999 and 1998:

     Consolidated Balance Sheets.........................................  F-42
     Consolidated Statements of Operations...............................  F-43
     Consolidated Statements of Cash Flows...............................  F-44
     Notes to Consolidated Financial Statements..........................  F-45

                         Report of Independent Auditors

The Board of Directors and Stockholders
American Equity Investment Life Holding Company

We have audited the accompanying consolidated balance sheets of American Equity Investment Life Holding Company as of December 31, 1998 and 1997, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. Our audits also included the financial statement schedules listed in the Index at Item 15. These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Equity Investment Life Holding Company at December 31, 1998 and 1997, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

                                            /s/ Ernst & Young LLP

Des Moines, Iowa
March 2, 1999

                 American Equity Investment Life Holding Company

                           Consolidated Balance Sheets

                                                                                      December 31
                                                                                1998               1997
                                                                            ------------        ------------
Assets
Cash and investments:
   Available-for-sale fixed maturity securities, at market
     (amortized cost: 1998 - $600,300,562; 1997 - $201,624,365)             $601,897,562        $202,315,960
   Derivative instruments                                                     16,171,621           2,065,549
   Policy loans                                                                  192,184             183,353
   Cash and cash equivalents                                                  15,891,779           7,719,829
                                                                            ------------        ------------
Total cash and investments                                                   634,153,146         212,284,691

Receivable from other insurance companies                                        616,737             622,094
Premiums due and uncollected                                                   1,684,698           1,336,336
Accrued investment income                                                      2,946,796           1,762,624
Property, furniture and equipment, less accumulated depreciation of
   $859,085 in 1998 and $360,298 in 1997                                       1,242,228           2,962,160
Value of insurance in force acquired                                           1,068,906           1,343,000
Deferred policy acquisition costs                                             32,005,772           4,282,491
Intangibles, less accumulated amortization of $472,306 in 1998 and
   $280,743 in 1997                                                              646,142             837,705
Deferred income tax asset                                                      8,289,499           3,846,947
Other assets                                                                     206,462             140,083
Assets held in separate account                                                  151,450                   -


                                                                            ------------        ------------
Total assets                                                                $683,011,836        $229,418,131
                                                                            ============        ============


                                                                                      December 31
                                                                                1998               1997
                                                                            ------------        ------------
Liabilities and stockholders' equity
Liabilities:
   Policy benefit reserves:
     Traditional life insurance and accident and health products            $ 11,317,156        $  9,687,379
     Annuity products                                                        529,765,023         146,310,889
   Other policy funds and contract claims                                      6,315,598           2,355,156
   Provision for experience rating refunds                                       833,679             535,655
   Notes payable                                                              10,000,000          10,000,000
   Amounts due under repurchase agreements                                    49,000,000                   -
   Federal income taxes payable                                                1,648,822           2,562,742
   Other liabilities                                                           7,849,587           3,540,261
   Liabilities related to separate account                                       151,450                   -
                                                                            ------------        ------------
Total liabilities                                                            616,881,315         174,992,082

Commitments and contingencies (Notes 6, 9 and 11)

Stockholders' equity:
   Series Preferred Stock, par value $1 per share, 2,000,000 shares authorized;
     625,000 shares of 1998 Series A Participating Preferred Stock issued and
     outstanding in 1998                                                         625,000                   -
   Common Stock, par value $1 per share - 10,000,000 shares authorized; issued and outstanding 4,581,962 shares in 1998 and
     4,420,864 shares in 1997                                                  4,581,962           4,420,864
   Additional paid-in capital                                                 64,783,117          54,318,665
   Accumulated other comprehensive income                                        420,035             210,300
   Retained-earnings deficit                                                  (4,279,593)         (4,523,780)
                                                                            ------------        ------------
Total stockholders' equity                                                    66,130,521          54,426,049
                                                                            ------------        ------------
Total liabilities and stockholders' equity                                  $683,011,836        $229,418,131
                                                                            ============        ============

See accompanying notes.

                 American Equity Investment Life Holding Company

                      Consolidated Statements of Operations


                                                                       Year ended December 31
                                                              1998               1997               1996
                                                         -------------       ------------      ------------
Revenues:
   Traditional life and accident and health
     insurance premiums                                  $  10,528,108       $ 11,424,907      $ 14,540,707
   Annuity product charges                                     642,547             11,896            14,007
   Net investment income                                    26,356,472          4,018,617           865,155
   Realized gains on investments                               426,782                  -                 -
                                                         -------------       ------------      ------------
Total revenues                                              37,953,909         15,455,420        15,419,869

Benefits and expenses:
   Insurance policy benefits and change in future
     policy benefits                                         6,084,893          7,440,080         8,787,700
   Interest credited to account balances                    15,837,912          2,129,686            77,831
   Interest expense on notes payable                           788,770            979,826           493,801
   Interest expense on amounts due under repurchase
     agreements                                              1,528,718            291,547                 -
   Amortization of deferred policy acquisition
     costs and value of insurance in force acquired          3,946,133          1,143,032           879,916
   Amortization of goodwill                                     70,000             70,000            17,500
   Other operating costs and expenses                        8,692,813          8,160,863         6,302,094
                                                         -------------       ------------      ------------
Total benefits and expenses                                 36,949,239         20,215,034        16,558,842
                                                         -------------       ------------      ------------
Income (loss) before income taxes                            1,004,670         (4,759,614)       (1,138,973)

Income tax benefit (expense):
  Current                                                   (5,311,080)        (2,565,057)                -

  Deferred                                                   4,550,597          3,955,283                 -
                                                         -------------       ------------      ------------
                                                              (760,483)         1,390,226                 -
                                                         -------------       ------------      ------------
Net income (loss)                                        $     244,187       $ (3,369,388)     $ (1,138,973)
                                                         =============       ============      ============

Basic earnings per common share                              $0.05             $(2.11)            $(1.90)
                                                         =============       ============      ============

Diluted earnings per common share                            $0.05             $(2.11)            $(1.90)
                                                         =============       ============      ============

See accompanying notes.

                 American Equity Investment Life Holding Company

           Consolidated Statements of Changes in Stockholders' Equity

                                                                       Preferred
                                                                         Stock
                                                                       ---------

Balance at January 1, 1996                                             $     --
  Comprehensive loss:
     Net loss for year                                                       --
     Change in net unrealized depreciation of available-for-sale
        fixed maturity securities                                            --
  Total comprehensive loss
  Issuance of 1,000 shares of common stock (pre-split)                       --
  Stock split effective May 29, 1996 (100 for 1)                             --
  Issuance of 780,000 shares of common stock (post split), less
     issuance expenses of $306,950                                           --
                                                                       --------
Balance at December 31, 1996
  Comprehensive loss:
     Net loss for year                                                       --
     Change in net unrealized appreciation of available-for-sale
        fixed maturity securities                                            --
  Total comprehensive loss
  Issuance of 574,414 shares of common stock, less issuance
     expenses of $628,563                                                    --
  Issuance of 2,666,250 shares of common stock, less issuance
     expenses of $2,299,930                                                  --
  Issuance of 200 shares of stock under employee stock option plan           --
  Compensation expense related to issuance of stock options and
     warrants (Note 9)                                                       --
                                                                       --------
Balance at December 31, 1997
  Comprehensive income:
     Net income for year                                                     --
     Change in net unrealized appreciation of available-for-sale
        fixed maturity securities                                            --
  Total comprehensive income
  Issuance of 160,398 shares of common stock, less issuance
     expenses of $329,700                                                    --
  Issuance of 625,000 shares of 1998 Series A Participating
     Preferred Stock, less issuance expenses of $31,930                 625,000
  Issuance of 700 shares of stock under employee stock option plan           --
                                                                       --------
Balance at December 31, 1998                                           $625,000
                                                                       ========

See accompanying notes.

                                          Accumulated Other
                        Additional       Comprehensive Income   Retained-Earnings   Total Stockholders'
   Common Stock       Paid-In Capital           (Loss)               Deficit              Equity
   ------------       ---------------    --------------------   -----------------   -------------------
     $    3,000           $ 2,997,000            $      -           $   (15,419)          $ 2,984,581

              -                     -                   -            (1,138,973)           (1,138,973)

              -                     -            (201,556)                    -              (201,556)
                                                                                          -----------
                                                                                           (1,340,529)

          1,000               999,000                   -                     -             1,000,000
        396,000              (396,000)                  -                     -                     -

        780,000             6,713,050                   -                     -             7,493,050
     ----------           -----------            --------           -----------           -----------
      1,180,000            10,313,050            (201,556)           (1,154,392)           10,137,102

              -                     -                   -            (3,369,388)           (3,369,388)

              -                     -             411,856                     -               411,856
                                                                                          -----------
                                                                                           (2,957,532)

        574,414             5,681,995                   -                     -             6,256,409

      2,666,250            37,693,820                   -                     -            40,360,070
            200                 1,800                   -                     -                 2,000

              -               628,000                   -                     -               628,000
     ----------           -----------            --------           -----------           -----------
      4,420,864            54,318,665             210,300            (4,523,780)           54,426,049

              -                     -                   -               244,187               244,187

              -                     -             209,735                     -               209,735
                                                                                          -----------
                                                                                              453,922

        160,398             1,113,882                   -                     -             1,274,280

              -             9,343,070                   -                     -             9,968,070
            700                 7,500                   -                     -                 8,200
     ----------           -----------            --------           -----------           -----------
     $4,581,962           $64,783,117            $420,035           $(4,279,593)          $66,130,521
     ==========           ===========            ========           ===========           ===========


                 American Equity Investment Life Holding Company

                      Consolidated Statements of Cash Flows

                                                                            Year ended December 31
                                                                   1998             1997              1996
                                                               -------------    -------------    -------------
Operating activities
Net income (loss)                                              $     244,187    $  (3,369,388)   $  (1,138,973)
Adjustments to reconcile net income (loss) to net cash
   provided by (used in) operating activities:
   Adjustments related to interest sensitive products:
     Interest credited to account balances                        15,837,912        2,129,686           77,831
     Charges for mortality and administration                       (642,547)         (11,896)         (14,007)
   Increase in traditional life insurance and accident and
     health reserves                                               1,629,777          287,197          439,216
   Policy acquisition costs deferred                             (26,073,266)      (4,142,926)        (245,226)
   Amortization of deferred policy acquisition costs               3,672,039          761,032            6,995
   Amortization of discount and premiums on
     available-for-sale fixed maturity securities and
     derivative instruments                                      (12,975,476)        (997,853)          36,148
   Provision for depreciation and other amortization                 991,569          913,168          982,794
   Compensation expense related to issuance of stock options
     and warrants                                                       --            628,000             --
   Realized gains on investments                                    (426,782)            --               --
   Deferred income taxes                                          (4,550,597)      (3,955,283)            --
   Change in other operating assets and liabilities:
     Federal income taxes payable                                   (913,920)       2,562,742             --
     Accrued investment income                                    (1,184,172)      (1,347,769)        (345,194)
     Other policy funds and contract claims                        3,960,442        1,279,542          225,000
     Other liabilities                                             4,309,326        2,282,475        1,112,347
     Other                                                           (72,751)        (271,762)        (327,230)
                                                               -------------    -------------    -------------
Net cash provided by (used in) operating activities              (16,194,259)      (3,253,035)         809,701

Investing activities
Maturities or repayments of investments:
   Available-for-sale fixed maturity securities                  222,745,031       22,591,487        3,779,185
   Policy loans                                                         --               --             12,580
                                                               -------------    -------------    -------------
                                                                 222,745,031       22,591,487        3,791,765
Acquisitions of investments:
   Available-for-sale fixed maturity securities                 (602,830,456)    (200,181,267)     (19,223,611)
   Derivative instruments                                        (11,539,179)      (1,815,674)            --
   Policy loans                                                       (8,831)         (26,830)        (169,103)
                                                               -------------    -------------    -------------
                                                                (614,378,466)    (202,023,771)     (19,392,714)

Cash received pursuant to reinsurance assumption
   agreements                                                           --               --          3,805,969
Proceeds from sale of property                                     2,094,619             --               --
Purchases of property, furniture and equipment                      (625,567)      (1,123,129)      (2,199,329)
Acquisition of Century Life Insurance Company, net of cash
   equivalents received                                                 --               --           (885,837)
Other                                                                   --               --            386,113
                                                               -------------    -------------    -------------
Net cash used in investing activities                           (390,164,383)    (180,555,413)     (14,494,033)


                 American Equity Investment Life Holding Company

                                                                              Year ended December 31
                                                                      1998              1997              1996
                                                                  ------------       ------------     -----------
Financing activities
Receipts from interest sensitive products credited to
   policyholder account balances                                  $377,917,332       $141,853,600     $ 2,456,054
Return of policyholder account balances on interest
   sensitive products                                              (23,637,290)        (2,419,197)       (217,532)
Financing fees incurred and deferred                                         -                  -        (418,448)
Proceeds from notes payable                                                  -                  -      10,000,000
Repayments of notes payable                                                  -                  -      (4,000,000)
Change in amounts due under repurchase agreements                   49,000,000                  -               -
Net proceeds from sale of preferred stock                            9,968,070                  -               -
Net proceeds from issuance of common stock                           1,282,480         46,618,479       8,493,050
                                                                  ------------       ------------     -----------
Net cash provided by financing activities                          414,530,592        186,052,882      16,313,124
                                                                  ------------       ------------     -----------
Increase in cash and cash equivalents                                8,171,950          2,244,434       2,628,792

Cash and cash equivalents at beginning of year                       7,719,829          5,475,395       2,846,603
                                                                  ------------       ------------     -----------
Cash and cash equivalents at end of year                          $ 15,891,779       $  7,719,829     $ 5,475,395
                                                                  ============       ============     ===========

Supplemental disclosures of cash flow information
Cash paid during year for:
  Interest                                                        $  1,995,789       $  1,113,886     $    16,500
  Income taxes                                                       6,225,000              2,315               -
Non-cash financing and investing activities:
   Bonus interest deferred as policy acquisition costs               5,909,679          1,035,325               -
   Assets and liabilities acquired pursuant to reinsurance
     assumption agreements:
     Premiums due and uncollected                                                                         (41,284)
     Value of insurance in force acquired                                                              (1,097,921)
     Universal life and annuity policy reserves                                                           871,580
     Traditional life and accident and health policy reserves                                           3,982,118
     Policy and contract claims                                                                            91,476
                                                                                                      -----------
   Cash received pursuant to reinsurance assumption
     agreements                                                                                       $ 3,805,969


See accompanying notes.

                 American Equity Investment Life Holding Company

                   Notes to Consolidated Financial Statements

                                December 31, 1998

1. Organization and Significant Accounting Policies

Organization

American Equity Investment Life Holding Company (the Company), through its wholly-owned subsidiary, American Equity Investment Life Insurance Company, is licensed to sell insurance products in 39 states and the District of Columbia at December 31, 1998. The Company offers a broad array of insurance products including single premium deferred annuities, flexible premium deferred annuities, interest-sensitive life insurance products and traditional life insurance products. In 1998, the Company began offering variable life and variable annuity products. The Company operates solely in the life insurance business.

Consolidation and Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: American Equity Investment Life Insurance Company, American Equity Capital, Inc. (formed in 1998) and American Equity Investment Properties, L.C. All significant intercompany accounts and transactions have been eliminated.

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are utilized in the calculation of value of insurance in force acquired, deferred policy acquisition costs, policyholder liabilities and accruals and valuation allowances on investments. It is reasonably possible that actual experience could differ from the estimates and assumptions utilized.

Certain amounts in the 1997 and 1996 consolidated financial statements have been reclassified to conform to the 1998 financial statement presentation.

Investments

The Company has classified all of its fixed maturity securities (bonds) as available-for-sale. Available-for-sale securities are reported at market value and unrealized gains and losses, if any, on these securities are included directly in a separate component of stockholders' equity, net of certain adjustments. Premiums and discounts are amortized/accrued using methods which result in a constant yield over the securities' expected lives. Amortization/accrual of premiums and discounts on mortgage and asset-backed securities incorporate prepayment assumptions to estimate the securities' expected lives.

                 American Equity Investment Life Holding Company

1. Organization and Significant Accounting Policies (continued)

The carrying values of all the Company's investments are reviewed on an ongoing basis for credit deterioration, and if this review indicates a decline in market value that is other than temporary, the Company's carrying value in the investment is reduced to its estimated realizable value and a specific writedown is taken. Such reductions in carrying value are recognized as realized losses and charged to income. Realized gains and losses on sales are determined on the basis of specific identification of investments.

Market values, as reported herein, of publicly-traded fixed maturity securities are based on the latest quoted market prices, or for those not readily marketable, at values which are representative of the market values of issues of comparable yield and quality.

Derivative Instruments

The Company sells deferred annuity products with an additional benefit provision based on the increase, if any, in the Standard & Poor's 500 Index. The Company has analyzed the characteristics of these benefits and has purchased one-year option contracts with similar characteristics to hedge these risks. The underlying cost of the option is amortized over the life of the contracts and is recorded, net of proceeds received upon expiration, as a component of net investment income. The Company purchases these options from nationally recognized investment banking firms which have a Standard & Poor's credit rating of BBB+ or higher.

These options are reported at fair value in the consolidated balance sheets. The options are purchased at the time the related annuity policies are issued, with similar maturity dates and benefit features that fluctuate as the value of the options change. Accordingly, changes in the unrealized appreciation of the options ($8,061,627 and $839,359 during the years ended December 31, 1998 and 1997, respectively) are offset by changes to the policy benefit liabilities in the consolidated statements of operations.

The Company's hedging strategy attempts to mitigate any potential risk of loss under these agreements through a regular monitoring process which evaluates the program's effectiveness. The Company is exposed to risk of loss in the event of nonperformance by the counterparties and, accordingly, the Company purchases its option contracts from multiple counterparties and evaluates the creditworthiness of all counterparties prior to purchase of the contracts.

Policy Loans

Policy loans are reported at unpaid principal.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

                 American Equity Investment Life Holding Company

1. Organization and Significant Accounting Policies (continued)

Deferred Policy Acquisition Costs and Value of Insurance In Force Acquired

To the extent recoverable from future policy revenues and gross profits, certain costs of acquiring new insurance business, principally commissions, first-year bonus interest and other expenses related to the production of new business (including policy issue costs of $1,908,540 for 1998 and $1,920,895 for 1997), have been deferred. The value of insurance in force acquired is an asset that arose with the acquisition of two blocks of business discussed in Note 3. The initial values are determined by an actuarial study using expected future profits as a measurement of the net present value of the insurance acquired. Interest accrues on the unamortized balance at a rate of 6%.

For annuity products, these costs are being amortized generally in proportion to expected gross profits from surrender charges and investment, mortality, and expense margins. That amortization is adjusted retrospectively when estimates of future gross profits/margins (including the impact of investment gains and losses) to be realized from a group of products are revised. For traditional life and accident and health insurance, such costs are being amortized over the premium-paying period of the related policies in proportion to premium revenues recognized, principally using the same assumptions for interest, mortality and withdrawals that are used for computing liabilities for future policy benefits subject to traditional "lock-in" concepts.

Intangibles

Intangibles consist of deferred debt costs and the excess of the purchase price paid over net assets acquired (goodwill) in connection with the purchase of Century Life Insurance Company (see Note 3). Deferred debt costs are being amortized over the life of the related loan agreement, three years using the interest method. Goodwill is being amortized over 10 years using a straight-line method.

Property, Furniture and Equipment

Property, furniture and equipment, comprised primarily of office furniture and equipment, data processing equipment and capitalized software costs, are reported at cost less allowances for depreciation. Depreciation expense is compiled primarily using the straight-line method over the estimated useful lives of the assets.

Separate Accounts

The separate account assets and liabilities reported in the accompanying consolidated balance sheets represent funds that are separately administered, principally for the benefit of variable life and variable annuity policyholders who bear the underlying investment risk. The separate account assets and liabilities are carried at fair value. Revenues and expenses related to the separate account assets and liabilities, to the extent of benefits paid or provided to the separate account policyholders, are excluded from the amounts reported in the consolidated statements of operations. The Company receives various fees that are included in the consolidated statements of operations.

                 American Equity Investment Life Holding Company

1. Organization and Significant Accounting Policies (continued)

Future Policy Benefits

Future policy benefit reserves for annuity products are computed under a retrospective deposit method and represent policy account balances before applicable surrender charges. Policy benefits and claims that are charged to expense include benefit claims incurred in the period in excess of related policy account balances. Interest crediting rates for annuity products ranged from 3.0% to 12.0% in 1998, from 3.0% to 12.4% in 1997 and from 3.0% to 8.4% in
1996. A portion of this amount ($5,909,679 and $1,035,325 during the years ended December 31, 1998 and 1997, respectively) represents an additional interest credit on first-year premiums payable until the first contract anniversary date (first-year bonus interest). Such amounts have been offset against interest credited to account balances and deferred as policy acquisitions costs.

The liability for future policy benefits for traditional life insurance is based on net level premium reserves, including assumptions as to interest, mortality, and other assumptions underlying the guaranteed policy cash values. Reserve interest assumptions are level and range from 3.0% to 6.0%. The liabilities for future policy benefits for accident and health insurance are computed using a net level premium method, including assumptions as to morbidity and other assumptions based on the Company's experience, modified as necessary to give effect to anticipated trends and to include provisions for possible unfavorable deviations. Policy benefit claims are charged to expense in the period that the claims are incurred.

Unpaid claims include amounts for losses and related adjustment expenses and are determined using individual claim evaluations and statistical analysis. Unpaid claims represent estimates of the ultimate net costs of all losses, reported and unreported, which remain unpaid at December 31 of each year. These estimates are necessarily subject to the impact of future changes in claim severity, frequency and other factors. In spite of the variability inherent in such situations, management believes that the unpaid claim amounts are adequate. The estimates are continuously reviewed and as adjustments to these amounts become necessary, such adjustments are reflected in current operations.


Certain of the Company's traditional group life insurance business includes a provision for refunds of premiums based upon the annual experience of this business. Refunds are equal to net premiums received less a 16% administrative fee and less claims incurred. Such amounts (1998 - $523,807; 1997 - 711,129; and 1996 - $1,243,567) are reported as a reduction of traditional life and accident and health insurance premiums reflected in the Consolidated Statements of Operations.

Deferred Income Taxes

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period.

                 American Equity Investment Life Holding Company

1. Organization and Significant Accounting Policies (continued)

Stockholders' Equity

During 1997, the Company increased the number of authorized shares from 2,500,000 to 10,000,000. In connection with the issuance of the Company's common stock under certain private placement offerings, the Company issued warrants to purchase one additional share of common stock for every five shares that were purchased. In addition, warrants to purchase 80,000 shares of the Company's common stock were issued in 1997 in connection with the amendment of the Stock Option Agreement with the Company's chairman (see Note 9). During 1998, 157,398 warrants were exercised at a price of $10.00. At December 31, 1998, the Company had warrants for 262,333 shares outstanding with the following attributes:

                               Number      Expiration Date     Exercise Price
                              -------      ---------------     --------------
                              114,083      April 30, 1999          $12.00
                               68,250      April 30, 2000           12.00
                               80,000      April 30, 2000           10.00
                              -------
                              262,333
                              =======

During 1998, the Company issued 625,000 shares of 1998 Series A Participating Preferred Stock, at par, under a private placement offering in exchange for cash of $10,000,000. These shares have participating dividend rights with shares of the Company's common stock, when and as such dividends are declared. These shares are convertible into shares of the Company's common stock on a one-for-one basis and have no voting rights.

Recognition of Premium Revenues and Costs

Revenues for annuity and separate account products consist of surrender charges assessed against policyholder account balances during the period. Expenses related to these products include interest credited to policyholder account balances (annuity products only) and benefit claims incurred in excess of policyholder account balances.

Life and accident and health premiums are recognized as revenues over the premium-paying period. Future policy benefits and policy acquisition costs are recognized as expenses over the life of the policy by means of the provision for future policy benefits and amortization of deferred policy acquisition costs.

All insurance-related revenues, benefits, losses and expenses are reported net of reinsurance ceded.

                 American Equity Investment Life Holding Company

1. Organization and Significant Accounting Policies (continued)

Earnings Per Share

In 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (SFAS) No. 128, Earnings Per Share. SFAS No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is similar to the previously reported fully diluted earnings per share, except in determining the number of dilutive shares outstanding for options and warrants. Under SFAS No. 128, diluted earnings per share assumes the proceeds that would be received upon the exercise of all dilutive options and warrants would be used to repurchase the Company's common shares at the average market price of such stock during the period. Under prior rules, the higher of the average market price or ending market price was used. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the requirements of SFAS No. 128.

Comprehensive Income

On January 1, 1998, the Company adopted SFAS No. 130, Reporting Comprehensive Income, and restated prior years' financial statements to conform to the new reporting standard. SFAS No. 130 establishes new rules for the reporting and display of comprehensive income and its components; however, the adoption of this Statement had no impact on the Company's net income or stockholders' equity. Comprehensive income includes all changes in stockholders' equity during a period except those resulting from investments by and distributions to stockholders.

Other comprehensive income excludes net realized investment gains (losses) included in net income which merely represent transfers from unrealized to realized gains and losses. These amounts totaled $35,886 in 1998. Such amounts, which have been measured through the date of sale, are net of adjustments to deferred policy acquisition costs and income taxes totaling $115,864 in 1998.

Pending Accounting Change

In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. SFAS No. 133 requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Accounting for gains or losses resulting from changes in the values of those derivatives is dependent on the use of the derivative and whether it qualifies for hedge accounting. The Statement is effective for the Company in the year 2000, with earlier adoption encouraged. The Company has not yet estimated the effect that this new Statement will have on earnings or the financial position of the Company.

                 American Equity Investment Life Holding Company

2. Fair Values of Financial Instruments

SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated balance sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. SFAS No. 107 also excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements and allows companies to forego the disclosures when those estimates can only be made at excessive cost. Accordingly, the aggregate fair value amounts presented herein are limited by each of these factors and do not purport to represent the underlying value of the Company.

The following methods and assumptions were used by the Company in estimating its fair value disclosures for financial instruments:

     Fixed Maturity Securities: Fair values for fixed maturity securities are based on quoted market prices, when available, or price matrices for securities which are not actively traded, developed using yield data and other factors relating to instruments or securities with similar characteristics.

     Derivative Instruments: Fair values for derivative instruments are based on quoted market prices from related counterparties.

     Policy Loans: The Company has not attempted to determine the fair values associated with its policy loans, as management believes any differences between the Company's carrying value and the fair values afforded these instruments are immaterial to the Company's financial position and, accordingly, the cost to provide such disclosure is not worth the benefit to be derived.

     Cash and Cash Equivalents: The carrying amounts reported in the consolidated balance sheets for these instruments approximate their fair values.

     Separate Account Assets and Liabilities: Separate account assets and liabilities are reported at estimated fair value in the Company's consolidated balance sheets.

     Annuity Policy Reserves: Fair values of the Company's liabilities under contracts not involving significant mortality or morbidity risks (principally deferred annuities), are stated at the cost the Company would incur to extinguish the liability (i.e., the cash surrender value). The Company is not required to and has not estimated the fair value of its liabilities under other contracts.

                 American Equity Investment Life Holding Company

2. Fair Values of Financial Instruments (continued)

     Notes Payable and Amounts Due Under Repurchase Agreements: As all agreements carry variable interest rate provisions, the carrying amounts reported in the consolidated balance sheets for these instruments approximate their fair values.

The following sets forth a comparison of the fair values and carrying amounts of the Company's financial instruments:

                                                                        December 31
                                                        1998                                 1997
                                           ------------------------------        -----------------------------
                                             Carrying                              Carrying
                                              Amount          Fair Value            Amount         Fair Value
                                           ------------      ------------        ------------     ------------
   Assets
   Available-for-sale fixed maturity
     securities                            $601,897,562      $601,897,562        $202,315,960     $202,315,960
   Derivative instruments                    16,171,621        16,171,621           2,065,549        2,065,549
   Policy loans                                 192,184           192,184             183,353          183,353
   Cash and cash equivalents                 15,891,779        15,891,779           7,719,829        7,719,829
   Separate account assets                      151,450           151,450                   -                -

   Liabilities
   Annuity policy reserves                  529,765,023       458,253,796         146,310,889      129,660,303
   Notes payable                             10,000,000        10,000,000          10,000,000       10,000,000
   Amounts due under repurchase
     agreements                              49,000,000        49,000,000                   -                -
   Separate account liabilities                 151,450           151,450                   -                -

3. Purchase of Business and Reinsurance Assumption Agreements

On September 30, 1996, the Company purchased Century Life Insurance Company, an inactive life insurance company licensed to transact business in 22 states and the District of Columbia for $5,900,047. The transaction was accounted for as a purchase and the excess of the purchase price over the fair value of the net assets received, generally attributed to the licenses received and other intangibles, aggregated $700,000 and has been allocated to goodwill. Goodwill will be amortized on the straight-line method over ten years. The following summarizes the assets and liabilities received in connection with the purchase:

   Available-for-sale fixed maturity securities      $  155,837
   Cash equivalents                                   5,014,210
   Accrued investments income                            30,000
   Intangibles                                          700,000
   Other assets                                           6,785
   Other liabilities                                     (6,785)
                                                     ----------
   Net purchase price                                $5,900,047
                                                     ==========

                 American Equity Investment Life Holding Company

3. Purchase of Business and Reinsurance Assumption Agreements (continued)

Concurrent with the purchase, the Company merged American Equity Investment Life Insurance Company into Century Life Insurance Company and renamed the merged entity American Equity Investment Life Insurance Company.

On December 31, 1995, the Company acquired a block of individual and group insurance policies from American Life and Casualty Insurance Company, pursuant to a reinsurance agreement. Under the agreement, the Company received cash of $3,132,880, of which $2,746,767 had been received prior to December 31, 1995, and assumed the related assets and liabilities, including the value of insurance in force acquired in the amount of $1,500,000.

On January 2, 1996, the Company acquired an additional block of individual life business from American Life and Casualty Insurance Company pursuant to a second reinsurance agreement. Under this agreement, the Company received cash of $3,805,969, and assumed the related assets and liabilities, including the value of insurance in force acquired in the amount of $1,097,921.

The consolidated statements of operations includes results of the acquired company and for the acquired blocks of business subsequent to their purchase dates.

4. Investments

Fixed Maturity Securities

The following table contains amortized cost and market value information on available-for-sale fixed maturities at December 31, 1998:

                                                                    Gross         Gross        Estimated
                                                   Amortized      Unrealized    Unrealized       Market
                                                     Cost           Gains        Losses           Value
                                                  ------------    ----------    ---------     ------------
   Bonds:
     United States Government and agencies        $385,393,461    $  854,292    $ (23,637)    $386,224,116
     State, municipal and other governments          4,227,231             -       (3,231)       4,224,000
     Public utilities                                9,869,720       194,810            -       10,064,530
     Corporate securities                          191,393,819     1,036,268     (525,097)     191,904,990
     Mortgage and asset-backed securities            9,416,331        64,400         (805)       9,479,926
                                                  ------------    ----------    ---------     ------------
                                                  $600,300,562    $2,149,770    $(552,770)    $601,897,562
                                                  ============    ==========    =========     ============

                 American Equity Investment Life Holding Company

4. Investments (continued)

At December 31, 1997, available-for-sale fixed maturity securities, which consisted entirely of bonds, were comprised entirely of United States Government and agencies obligations. Net unrealized appreciation on bonds of $691,595 included gross unrealized appreciation of $736,523 and gross unrealized depreciation of $44,928 for the year ended December 31, 1997.

The carrying value and estimated fair value of available-for-sale fixed maturity securities at December 31, 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                   Amortized       Estimated
                                                     Cost         Fair Value
                                                 ------------    ------------
   Due after one year through five years         $111,095,370    $111,096,900
   Due after five years through ten years           6,174,732       6,241,955
   Due after ten years through twenty years       208,864,193     209,270,079
   Due after twenty years                         264,749,936     265,808,702
                                                 ------------    ------------
                                                  590,884,231     592,417,636

   Mortgage-backed and asset-backed securities      9,416,331       9,479,926
                                                 ------------    ------------
   Total                                         $600,300,562    $601,897,562
                                                 ============    ============

The unrealized appreciation or depreciation on available-for-sale fixed maturity securities is reported as a separate component of stockholders' equity, reduced by adjustments to deferred policy acquisition costs that would have been required as a charge or credit to income had such amounts been realized, and a provision for deferred income taxes. Net unrealized appreciation of available-for-sale fixed maturity securities as reported were comprised of the following:

                                                             December 31
                                                          1998         1997
                                                       ----------    ---------
   Unrealized appreciation on available-for-sale
      fixed maturity securities                        $1,597,000    $ 691,595
   Adjustments for assumed changes in amortization
     pattern of deferred policy acquisition costs        (960,583)    (372,959)
   Related deferred income taxes                         (216,382)    (108,336)
                                                       ----------    ---------
   Net unrealized appreciation of available-for-sale
     fixed maturity securities                         $  420,035    $ 210,300
                                                       ==========    =========

                 American Equity Investment Life Holding Company

4. Investments (continued)

Net Investment Income

Components of net investment income are as follows:

                                                  Year ended December 31
                                         1998           1997          1996
                                      -----------    ----------    ---------
   Available-for-sale fixed maturity
      securities                      $28,304,437    $5,131,361    $ 913,636
   Derivative instruments              (1,767,580)     (589,484)           -
   Policy loans                             8,338        12,281        9,849
   Cash and cash equivalents              331,530       124,393       70,442
   Other invested assets                   55,109             -            -
                                      -----------    ----------    ---------
                                       26,931,834     4,678,551      993,927
   Less investment expenses              (575,362)     (659,934)    (128,772)
                                      -----------    ----------    ---------
   Net investment income              $26,356,472    $4,018,617    $ 865,155
                                      ===========    ==========    =========

Realized and Unrealized Gains and Losses

An analysis of sales, maturities, and principal repayments of the Company's fixed maturities portfolio for the year ended December 31, 1998 is as follows:

                                                                  Gross       Gross
                                               Amortized        Realized     Realized          Proceeds
                                                 Cost             Gains       Losses          from Sale
                                              ------------      --------     --------        ------------
   Year ended December 31, 1998:
     Scheduled principal repayments,
       calls and tenders                      $157,731,977      $      -     $      -        $157,731,977
     Sales                                      64,861,304       163,865      (12,115)         65,013,054
                                              ------------      --------     --------        ------------
     Total                                    $222,593,281      $163,865     $(12,115)       $222,745,031
                                              ============      ========     ========        ============

For the year ended December 31, 1998, realized gains of $426,782 consist of gains on sales of fixed maturities of $151,750 and gains on the sale of properties of $275,032. The Company did not have any realized gains for the years ended December 31, 1997 and 1996.

The changes in unrealized appreciation/depreciation on investments, which are entirely attributable to available-for-sale fixed maturity securities, aggregated $905,405, $893,151 and $(201,556) for the years ended December 31, 1998, 1997 and 1996, respectively. The change in net unrealized appreciation/depreciation is recorded net of adjustments to deferred policy acquisition costs and deferred income taxes totaling $695,670 in 1998 and $481,295 in 1997.

                 American Equity Investment Life Holding Company

4. Investments (continued)

Repurchase Agreements

As part of its investment strategy, the Company enters into securities lending programs to increase its return on investments and improve liquidity. These transactions are accounted for as amounts due under repurchase agreements. These amounts are collateralized by investment securities with fair values approximately equal to the amount due. At December 31, 1998, amounts outstanding aggregated $49,000,000. At December 31, 1997, no amounts were outstanding.

Other

At December 31, 1998, affidavits of deposits covering fixed maturity securities and short-term investments with a carrying value of $602,089,746 (1997 - $201,494,229) were on deposit with state agencies to meet regulatory requirements.

At December 31, 1998, the following investments in any person or its affiliates (other than bonds issued by agencies of the United States Government) exceeded 10% of stockholders' equity: corporate bonds with carrying values of $12,161,587 issued by Nationsbank and $6,860,000 issued by Unocal Corp.

5. Value of Insurance In Force Acquired

The value of insurance in force acquired is an asset that represents the present value of future profits on business acquired. An analysis of the value of insurance in force acquired for the years ended December 31, 1998, 1997 and 1996 is as follows:

                                               Year ended December 31
                                       1998            1997            1996
                                    ----------      ----------     -----------

   Balance at beginning of year     $1,343,000      $1,725,000     $ 1,500,000
   Acquired during the year                  -               -       1,097,921
   Accretion of interest during
      the year                          71,000          91,000         130,000
   Amortization of asset              (345,094)       (473,000)     (1,002,921)
                                    ----------      ----------     -----------
   Balance at end of year           $1,068,906      $1,343,000     $ 1,725,000
                                    ==========      ==========     ===========

Amortization of the value of insurance in force acquired for the next five years ending December 31 is expected to be as follows: 1999 - $318,000; 2000 - $232,000; 2001 - $104,000; 2002 - $104,000; and 2003 - $103,000.

                 American Equity Investment Life Holding Company

6. Reinsurance and Policy Provisions

In the normal course of business, the Company seeks to limit its exposure to loss on any single insured and to recover a portion of benefits paid by ceding reinsurance to other insurance enterprises or reinsurers. Reinsurance coverages for life insurance vary according to the age and risk classification of the insured. The Company does not use financial or surplus relief reinsurance.

Reinsurance contracts do not relieve the Company of its obligations to its policyholders. To the extent that reinsuring companies are later unable to meet obligations under reinsurance agreements, the Company's life insurance subsidiaries would be liable for these obligations, and payment of these obligations could result in losses to the Company. To limit the possibility of such losses, the Company evaluates the financial condition of its reinsurers, and monitors concentrations of credit risk. Insurance premiums have been reduced by $567,027, $722,545 and $742,088 and insurance benefits have been reduced by $375,592, $503,154 and $455,472 during the years ended December 31, 1998, 1997 and 1996, respectively, as a result of cession agreements.

No allowance for uncollectible amounts has been established against the Company's asset for amounts due from other insurance companies since none of the receivables are deemed by management to be uncollectible.

During 1998, the Company entered into a modified coinsurance agreement to cede 70% of its variable life and variable annuity business to an insurance company that has an equity position in the Company. The modified coinsurance agreement has an initial term of four years and will continue thereafter until termination by written notice at the election of either party. Any such termination will apply to the submission or acceptance of new policies, and business reinsured under the agreement prior to any such termination is not eligible for recapture before the expiration of 10 years. The reinsurer (or one of its affiliates) provides the administrative support necessary to manage this business, and is paid an administrative fee for such services. Amounts paid pursuant to this arrangement were immaterial during 1998.

Unpaid claims on accident and health insurance include amounts for losses and related adjustment expense and are estimates of the ultimate net costs of all losses, reported and unreported. These estimates are subject to the impact of future changes in claim severity, frequency and other factors. The activity in the liability for unpaid claims and related adjustment expense for the years ended December 31, 1998, 1997 and 1996, net of reinsurance, is summarized as follows:

                                               Unpaid
                                               Claims                                                 Unpaid
                                             Liability at     Claims                                  Claims
                                             Beginning of     Reserve      Claims        Claims     Liability at
                                                 Year         Assumed     Incurred        Paid       End of Year
                                             ------------     --------    --------      --------    ------------
   Year ended December 31, 1998
   1998                                       $        -     $       -    $ 580,845     $318,507     $  262,338
   1997 and prior                                667,287             -     (133,100)     123,864        410,323
                                              ----------     ---------    ---------     --------     ----------
                                                 667,287     $       -    $ 447,745     $442,371        672,661
                                                             =========    =========     ========
   Active life reserve                         1,406,694                                              1,518,222
                                              ----------                                             ----------
   Total accident and health reserves         $2,073,981                                             $2,190,883
                                              ==========                                             ==========

                 American Equity Investment Life Holding Company

6. Reinsurance and Policy Provisions (continued)

                                               Unpaid
                                               Claims                                                 Unpaid
                                             Liability at     Claims                                  Claims
                                             Beginning of     Reserve      Claims        Claims     Liability at
                                                 Year         Assumed     Incurred        Paid       End of Year
                                             ------------     --------    --------      --------    ------------
   Year ended December 31, 1997
   1997                                       $        -     $       -    $ 556,302     $296,060     $  260,242
   1996 and prior                                629,651             -     (107,471)     115,135        407,045
                                              ----------     ---------    ---------     --------     ----------
                                                 629,651     $       -    $ 448,831     $411,195        667,287
                                                             =========    =========     ========
   Active life reserve                         1,350,132                                              1,406,694
                                              ----------                                             ----------
   Total accident and health reserves         $1,979,783                                             $2,073,981
                                              ==========                                             ==========

   Year ended December 31, 1996
   1996                                       $        -      $      -     $421,841     $ 90,844     $  330,997
   1995 and prior                                      -       501,589       44,347      247,282        298,654
                                              ----------     ---------    ---------     --------     ----------
                                                       -      $501,589     $466,188     $338,126        629,651
                                                             =========    =========     ========
   Active life reserve                                 -                                              1,350,132
                                              ----------                                             ----------
   Total accident and health reserves         $        -                                             $1,979,783
                                              ==========                                             ==========


7. Income Taxes

The Company and each of its subsidiaries file separate federal income tax returns. American Equity Investment Properties, L.C. is taxed as a partnership and, as such, all taxable income is distributed to its owners.

Deferred income taxes are established by the Company and its subsidiaries based upon the temporary differences among financial reporting and tax bases of assets and liabilities within each entity, the reversal of which will result in taxable or deductible amounts in future years when the related asset or liability is recovered or settled, measured using the enacted tax rates. Prior to 1997, no deferred taxes were provided since timing differences were not sufficient to offset operating loss carryforwards.

                 American Equity Investment Life Holding Company

7. Income Taxes (continued)

The effective tax rate on income (loss) before income taxes is different than the prevailing federal income tax rate, as follows:

                                             Year ended December 31
                                        1998          1997           1996
                                      ----------   -----------    -----------

   Income (loss) before income taxes  $1,004,670   $(4,759,614)   $(1,138,973)
                                      ==========   ===========    ===========
   Tax effect at federal statutory
     rate (34%)                       $ (341,588)  $ 1,618,269    $   387,251
   Tax effect (decrease) of:
     State income taxes                   59,000       129,000         38,000
     Small company deduction                   -       331,000              -
     Change in valuation allowance      (397,000)     (707,000)      (427,000)
     Other                               (80,895)       18,957          1,749
                                      ----------   -----------    -----------
   Income tax benefit (expense)       $ (760,483)  $ 1,390,226    $         -
                                      ==========   ===========    ===========

The tax effect of individual temporary differences and the amount of the related valuation allowance established against the Company's deferred income tax assets at December 31, 1998 and 1997, is as follows:

                                                      December 31
                                                  1998            1997
                                               -----------     -----------
Deferred income tax assets:
  Policy benefit reserves                      $17,810,000     $ 5,239,000
  Provision for experience rating refunds          283,000         182,000
  Deferred compensation                            350,000         368,000
  Net operating loss carryforwards               1,182,000         769,000
  Other                                             66,000          68,000
                                               -----------     -----------
                                                19,691,000       6,626,000

Deferred income tax liabilities:
  Unrealized appreciation of fixed maturity
     securities                                   (216,382)       (108,336)
  Deferred policy acquisition costs             (8,939,000)       (727,000)
  Value of insurance in force acquired            (363,000)       (457,000)
  Other                                           (346,119)       (346,717)
                                               -----------     -----------
                                                (9,864,501)     (1,639,053)
Valuation allowance on deferred income
   tax assets                                   (1,537,000)     (1,140,000)
                                               -----------     -----------
Deferred income tax asset                      $ 8,289,499     $ 3,846,947
                                               ===========     ===========

                 American Equity Investment Life Holding Company

7. Income Taxes (continued)

The Company regularly reviews its needs for a valuation allowance against its deferred income tax assets. During the year ended December 31, 1997, the Company's life insurance company became taxable and it is expected that it will continue to pay federal income taxes in the foreseeable future. As a result, the valuation allowance pertaining to deferred income tax assets at this subsidiary was removed at December 31, 1997. The Company continues to carry a valuation allowance against deferred income tax assets of the non-life insurance entities due to the uncertainty of future income estimates.

American Equity Investment Life Holding Company has net operating loss carryforwards for tax purposes of $2,942,000 at December 31, 1998, which expire in 2010 through 2013.

8. Notes Payable

On October 18, 1996, the Company borrowed $10 million from two banks under a variable rate revolving credit agreement with a maximum borrowing level of $10 million. The notes bear interest (7.56% at December 31, 1998) at LIBOR plus 2.25% and interest is payable quarterly. Principal and accrued interest is due and payable on October 17, 1999, with an option for a one-year extension. Under the agreement, the Company is required to maintain minimum capital and surplus levels at American Equity Investment Life Insurance Company and meet certain other financial and operating ratio requirements.

9. Retirement and Stock Compensation Plans

During 1996, the Company adopted a contributory defined contribution plan which is qualified under Section 401(k) of the Internal Revenue Service Code. The plan covers substantially all full-time employees of the Company, subject to minimum eligibility requirements. Employees can contribute up to 15% of their annual salary (with a maximum contribution of $10,000 in 1998 and $9,500 in 1997) to the plan. The Company contributes an additional amount, subject to limitations, based on the voluntary contribution of the employee. Further, the plan provides for additional employer contributions based on the discretion of the Board of Directors. The Company's related expenses were $25,231 and $19,434 with respect to this plan during the years ended December 31, 1998 and 1997, respectively. No contributions were made during 1996 to the plan.

                 American Equity Investment Life Holding Company

9. Retirement and Stock Compensation Plans (continued)

The Company has entered into deferred compensation arrangements with certain officers, directors, and consultants, whereby these individuals have agreed to take common stock of the Company at a future date in lieu of current cash payments. The common stock is to be issued in conjunction with a "trigger event", as that term is defined in the individual agreements. At December 31, 1998, these individuals have earned, and the Company has reserved for future issuance, 96,958 shares of common stock pursuant to these arrangements. The Company has also accrued $1,017,333 as an other liability at December 31, 1998, representing the value associated with the shares earned.

During 1997, the Company established the American Equity Investment NMO Deferred Compensation Plan whereby agents can earn common stock in addition to their normal commissions. Awards are calculated using formulas determined annually by the Company's Board of Directors and are generally based upon new annuity deposits. For the years ended December 31, 1998 and 1997, agents earned the right to receive 83,861 and 13,131 shares, respectively. These shares will be awarded at the end of the vesting period, 4 years for the 1998 program and 3 years for the 1997 program. A portion of the awards may be subject to forfeiture if certain production levels are not met over the remaining vesting period. The Company recognizes commission expense as the awards vest. For the year ended December 31, 1998, agents vested in 25,342 shares of common stock and the Company recorded commission expense (which was subsequently capitalized as deferred policy acquisition costs) of $295,354 with respect to this plan. Amounts accrued are reported as other liabilities until the stock has been issued. The Company has reserved 96,992 shares for future issuance under the plan.

On January 3, 1996, the Company entered into a Stock Option Agreement with its chairman (and owner of 8.9% of the Company's outstanding common stock at December 31, 1998) pursuant to which the chairman will be entitled to maintain ownership of at least 51% of all outstanding shares of common stock of the Company. During 1997, the Stock Option Agreement was amended and the number of options and warrants to purchase shares of the Company's common stock was fixed at 400,000. Certain of these options and warrants have an exercise price of $10.00 per share and expire in 2000 (80,000 warrants) and 2007 (200,000 options). The remaining 120,000 options can be exercised at anytime at fair value and expire in 2007. In connection with the 1997 amendment, the Company recorded compensation expense of $628,000.

During 1996, the Company also adopted the 1996 Stock Option Plan which authorizes the grants of options to officers, directors and employees for up to 400,000 shares of the Company's common stock. All options granted have 10 year terms, and vest and become fully exercisable immediately. The Company has elected to follow Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related Interpretations in accounting for its employee stock options because, as discussed below,

                 American Equity Investment Life Holding Company

9. Retirement and Stock Compensation Plans (continued)

the alternative fair value accounting provided for under SFAS No. 123, Accounting for Stock-Based Compensation, requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the fair value of the underlying stock on the date of grant, no compensation expense is recognized.

Information relating to the stock options during the years ended December 31, 1998, 1997 and 1996, excluding the 120,000 options described above exercisable at fair value, is as follows:

                                                     Weighted-
                                                      Average          Total
                                      Number of    Exercise Price     Exercise
                                       Shares        per Share         Price
                                      ---------    --------------   -----------
   Shares granted during 1996
      and under option at
      December 31, 1996                 612,000         $10.00      $ 6,120,000
     Granted during 1997                341,700          10.98        3,750,400
     Canceled during 1997              (412,000)         10.00       (4,120,000)
     Exercised during 1997                 (200)         10.00           (2,000)
     Forfeited during 1997               (5,800)         10.00          (58,000)
                                       --------         ------      -----------
   Shares under option at
      December 31, 1997                 535,700          10.62        5,690,400
     Granted during 1998                 38,500          16.00          616,000
     Canceled during 1998               (16,500)         10.18         (168,000)
     Exercised during 1998                 (700)         11.71           (8,200)
                                       --------         ------      -----------
   Shares under option at
      December 31, 1998                 557,000         $11.01      $ 6,130,200
                                       ========         ======      ===========
   Exercisable options:
     December 31, 1996                  612,000         $10.00      $ 6,120,000
     December 31, 1997                  535,700          10.62        5,690,400
     December 31, 1998                  557,000          11.01        6,130,200

                 American Equity Investment Life Holding Company

9. Retirement and Stock Compensation Plans (continued)

Information regarding stock options outstanding at December 31, 1998 is as follows:

                                         Outstanding
                                -----------------------------
                                             Weighted-Average
                                                Remaining        Currently
                                             Contractual Life    Exercisable
                                 Number         (in Years)        (Number)
                                -------      ----------------    -----------
   Exercise prices:
     $10.00                     381,500            8.17            381,500
     $12.00                     123,200            8.55            123,200
     $16.00                      52,300            9.74             52,300
                                -------            ----            -------
                                557,000            8.40            557,000

     Fair value                 120,000            8.33            120,000
                                -------            ----            -------
                                677,000            8.39            677,000
                                =======            ====            =======

At December 31, 1998 and 1997, the Company had 142,100 and 164,100 shares, respectively, available for grant as additional awards under the 1996 Stock Option Plan.

On December 1, 1997, in connection with a rights offering and a private offering of shares of the Company's common stock, the Company issued subscription rights to purchase an aggregate of 719,125 shares of the Company's common stock to certain officers and directors. The subscription rights have an exercise price of $16.00 per share, were fully exercisable immediately, and expire on December 1, 2002.

Pro forma information regarding net income is required by SFAS No. 123, and has been determined as if the Company had accounted for its employee stock options and subscription rights under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a minimum value option pricing model (which is used for non-public companies) with the following weighted-average assumptions:

                                           Year ended December 31
                                       1998        1997          1996
                                      -------     -------      -------
   Risk-free interest rate              5.40%       6.50%        6.50%
   Dividend yield                          0%          0%           0%
   Weighted-average expected life     3 years     3 years      3 years

                 American Equity Investment Life Holding Company

9. Retirement and Stock Compensation Plans (continued)

The minimum value option pricing model is similar to the Black-Scholes option valuation model (which is primarily used for public companies) except that it excludes an assumption for the expected volatility of market price. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma net earnings and earnings per common share were as follows:

                                             Year ended December 31
                                        1998          1997           1996
                                      --------    -----------    -----------
   Net income (loss), as reported     $244,187    $(3,369,388)   $(1,138,973)
   Net income (loss), pro forma        189,000     (4,903,000)    (2,222,000)
   Basic earnings per common
      share, as reported                  0.05          (2.11)         (1.90)
   Basic earnings per common
      share, pro forma                    0.04          (3.07)         (3.71)
   Diluted earnings per common
     share, as reported                   0.05          (2.11)         (1.90)
   Diluted earnings per common
     share, pro forma                     0.04          (3.07)         (3.71)

The pro forma impact is likely to increase in future years as additional options are granted and amortized ratably over the vesting period.

10. Stockholder's Equity of Life Insurance Subsidiary

Capital Restrictions of Subsidiary

Iowa Insurance Laws require domestic insurers to maintain a minimum of $5.0 million capital and surplus.

Prior approval of statutory authorities is required for the payment of dividends to the Company's stockholder which exceed an annual limitation.

                 American Equity Investment Life Holding Company

10. Stockholder's Equity of Life Insurance Subsidiary (continued)

Statutory Accounting Policies

The financial statements of American Equity Investment Life Insurance Company included herein differ from related statutory-basis principally as follows: (a) the bond portfolio is segregated into held-for-investment (carried at amortized cost), available-for-sale (carried at fair value), and trading (reported at fair value) classifications rather than generally being carried at amortized cost;
(b) acquisition costs of acquiring new business are deferred and amortized over the life of the policies rather than charged to operations as incurred; (c) the excess of purchase price over net assets acquired in business combinations is allocated to identifiable intangibles such as value of insurance in force acquired, rather than being entirely attributable to goodwill (a portion of which may be non-admitted); (d) policy reserves on traditional life and accident and health products are based on reasonable assumptions of expected mortality, morbidity, interest and withdrawals which include a provision for possible adverse deviation from such assumptions which may differ from reserves based on statutory mortality rates and interest; (e) future policy benefit reserves on certain universal life and annuity products are based on full account values, rather than discounting methodologies utilizing statutory interest rates; (f) reinsurance amounts are shown as gross amounts, net of an allowance for uncollectible amounts, on the consolidated balance sheet rather than netted against the corresponding receivable or payable; (g) deferred income taxes are provided for the difference between the financial statement and income tax bases of assets and liabilities; (h) net realized gains or losses attributed to changes in the level of interest rates in the market are recognized as gains or losses in the statement of operations when the sale is completed rather than deferred and amortized over the remaining life of the fixed maturity security or mortgage loan; (i) declines in the estimated realizable value of investments are charged to the statement of operations for declines in value, when such declines in value are judged to be other than temporary rather than through the establishment of a formula-determined statutory investment reserve (carried as a liability), changes in which are charged directly to surplus, (j) agents' balances and certain other assets designated as "non-admitted assets" for statutory purposes are reported as assets rather than being charged to surplus;
(k) revenues for universal life and annuity products consist of policy charges for the cost of insurance, policy administration charges, amortization of policy initiation fees and surrender charges assessed rather than premiums received; and (l) pension income or expense is recognized in accordance with SFAS No. 87, Employers' Accounting for Pensions, rather than in accordance with rules and regulations permitted by the Employee Retirement Income Security Act of 1974;
(m) surplus notes are reported as a liability rather than as a component of capital and surplus; and (n) assets and liabilities are restated to fair values when a change in ownership occurs, rather than continuing to be presented at historical cost.

                 American Equity Investment Life Holding Company

10. Stockholder's Equity of Life Insurance Subsidiary (continued)

Net income for the life insurance subsidiary as determined in accordance with statutory accounting practices was $4,803,545, $4,470,284 and $1,174,811 in 1998, 1997 and 1996, respectively, and total statutory capital and surplus of the life insurance subsidiary was $80,947,913 and $64,709,809 at December 31, 1998 and 1997, respectively.

In 1998, the NAIC adopted codified statutory accounting principles (Codification). Codification will likely change, to some extent, prescribed statutory accounting practices and may result in changes to the accounting practices that the Company uses to prepare its statutory-basis financial statements. Codification will require adoption by the various states before it becomes the prescribed statutory basis of accounting for insurance companies domesticated within those states. Accordingly, before Codification becomes effective for the Company, the State of Iowa must adopt Codification as the prescribed basis of accounting on which domestic insurers must report their statutory-basis results to the Insurance Division, Department of Commerce, of the State of Iowa. At this time it is unclear whether the State of Iowa will adopt Codification. However, based on current guidance, management believes that the impact of Codification will not be material to the Company's statutory-basis financial statements.

11. Commitments and Contingencies

The Company has a General Agency Commission and Servicing Agreement with American Equity Investment Service Company (the Service Company), wholly-owned by the Company's chairman, whereby, the Service Company acts as a national supervisory agent with responsibility for paying commissions to agents of the Company. Under the terms of the original agreement, the Service Company was required to pay the greater of (a) 5% of the premiums collected by the Company on the sale of certain annuity products, or (b) 50% of the agent's commissions payable by the Company on the sale of those same policies. In return, the Company agreed to pay quarterly renewal commissions to the Service Company equal to .3875% of the premiums received by the Company on policies that still remain inforce. In addition, the Company has agreed to pay supplemental commissions should lapses in any quarter exceed 1.88%, or certain other circumstances arise. The Agreement terminates on January 31, 2005.

On December 31, 1997, the Service Company and the Company amended the Agreement to provide for the payment of 100% of the agents' commissions by the Service Company for policies issued from July 1, 1997 through December 31, 1997. In return, the Company agreed to pay the Service Company quarterly renewal commissions of .7% of the premiums received by the Company before January 1, 1998 that still remain inforce, and .325% for inforce amounts received thereafter. The revised quarterly renewal commission schedule commenced December 31, 1997. For periods beginning after December 31, 1997, the original agreement remains in effect and, accordingly, the Service Company pays the commission amounts described above based upon the greater of 5% of premiums or 50% of the related agents' commissions on the applicable annuity products.

                 American Equity Investment Life Holding Company

11. Commitments and Contingencies (continued)

During the years ended December 31, 1998 and 1997, the Service Company paid $19,933,480 and $11,470,576, respectively, to agents of the Company and the Company paid renewal commissions to the Service Company of $6,781,288 and $1,360,410, respectively. At December 31, 1998 and 1997, accounts payable to the Service Company aggregated $2,438,600 and $985,194, respectively, and is included in other liabilities.

The Company leases its home office space and certain other equipment under operating leases which expire through June 2004. During the years ended December 31, 1998, 1997 and 1996, rent expense totaled $335,382, $341,982 and $147,662, respectively. At December 31, 1998, minimum rental payments due under all noncancelable operating leases with initial terms of one year or more are:

   Year ending December 31:
     1999                                              $  434,000
     2000                                                 422,000
     2001                                                 420,000
     2002                                                 413,000
     2003                                                 405,000
     Thereafter, through June 2004                        189,000
                                                       ----------
                                                       $2,283,000
                                                       ==========

Assessments are, from time to time, levied on the Company by life and health guaranty associations by most states in which the Company is licensed to cover losses to policyholders of insolvent or rehabilitated companies. In some states, these assessments can be partially recovered through a reduction in future premium taxes. Given the short period since inception, management believes that assessments against the Company for failures known to date will be minimal.

                 American Equity Investment Life Holding Company

12. Earnings Per Share

The following table sets forth the computation of basic earnings per common share and diluted earnings per common share:

                                                Year ended December 31
                                            1998        1997          1996
                                        -----------   -----------   -----------
   Numerator:
     Net income (loss)                  $   244,187   $(3,369,388)  $(1,138,973)
                                        -----------   -----------   -----------
   Numerator for basic and dilutive
     earnings per common share -
     income available to common
     stockholders                       $   244,187   $(3,369,388)  $(1,138,973)
                                        ===========   ===========   ===========

   Denominator:
     Denominator for basic earnings
        per common share - weighted-
        average shares                    4,464,912     1,598,695       598,740
     Effect of dilutive securities:
       Preferred stock                        3,425             -             -
       Warrants                             117,370             -             -
       Stock options                        114,788             -             -
       Deferred compensation agreements      13,533             -             -
                                        -----------   -----------   -----------
   Denominator for diluted earnings
     per share - adjusted weighted-
     average shares                       4,714,028     1,598,695       598,740
                                        ===========   ===========   ===========

   Basic earnings per common share            $0.05        $(2.11)       $(1.90)
                                        ===========   ===========   ===========

   Diluted earnings per common share          $0.05        $(2.11)       $(1.90)
                                        ===========   ===========   ===========

13. Impact of Year 2000 (Unaudited)

The Company has developed a plan to assess its information technology needs to be ready for the Year 2000. During 1996, the Company purchased a new policy administration system which the vendor has represented and have tested it to be Year 2000 compliant. Additionally, the Company has begun converting any remaining non-compliant data processing systems. The Company currently expects the project to be substantially completed by early 1999 and does not expect the cost to modify systems used in the normal course of business to be significant. While additional testing will be conducted on its systems through the Year 2000, the Company does not expect this project to have a significant effect on operating activities.

                 American Equity Investment Life Holding Company

13. Impact of Year 2000 (Unaudited) (continued)

The Company also recognizes there are outside influences and dependencies relative to its Year 2000 effort, over which it has little or no control. The Company is putting effort into ensuring these considerations will have minimal impact. This includes the continued availability of certain resources, assessing third-party modification plans and developing contingency/recovery plans aimed at ensuring the continuity of critical business functions before and after December 31, 1999. However, there can be no assurances that these steps will be sufficient to avoid any adverse impact to the Company's business or its consolidated financial statements.

                                   Schedule I

                       Summary of Investments - Other Than

                         Investments in Related Parties

                 American Equity Investment Life Holding Company

                                December 31, 1998

                   Column A                           Column B            Column C             Column D
--------------------------------------------        ------------        ------------        ---------------
                                                                                            Amount at Which
                                                                                             Shown in the
              Type of Investment                      Cost(1)               Value           Balance Sheet
--------------------------------------------        ------------        ------------        ---------------
Fixed maturities, available-for-sale:
   Bonds:
     United States Government and agencies          $385,393,461        $386,224,116         $386,224,116
     State, municipal and other governments            4,227,231           4,224,000            4,224,000
     Public utilities                                  9,869,720          10,064,530           10,064,530
     Corporate securities                            191,393,819         191,904,990          191,904,990
     Mortgage and asset-backed securities              9,416,331           9,479,926            9,479,926
                                                    ------------        ------------         ------------
Total fixed maturities, available-for-sale           600,300,562        $601,897,562          601,897,562
                                                                        ============

Derivative financial instruments                       7,270,635                               16,171,621
Policy loans                                             192,184                                  192,184
Short-term investments                                    45,000                                   45,000
                                                    ------------                             ------------
Total investments                                   $607,808,381                             $618,306,367
                                                    ============                             =============

(1) On the basis of cost adjusted for repayments and amortization of premiums and accrual of discounts for fixed maturities.

                                   Schedule II

                  Condensed Financial Information of Registrant

                                (Parent Company)

                 American Equity Investment Life Holding Company

                            Condensed Balance Sheets

                                                                                        December 31
                                                                                 1998                 1997
                                                                              -----------         -----------
Assets
Cash and cash equivalents                                                     $ 2,212,159         $ 3,585,886
Receivable from subsidiary (eliminated in consolidation)                                -             126,775
Property, furniture and equipment, less accumulated depreciation of
   $453,927 in 1998 and $173,866 in 1997                                          518,079             602,023
Intangibles, less accumulated amortization of $314,805 in 1998 and
   $193,242 in 1997                                                               103,642             225,205
Other assets                                                                       27,699               2,042
                                                                              -----------         -----------
                                                                                2,861,579           4,541,931

Investment in and advances to subsidiaries (eliminated in
   consolidation)                                                              74,712,974          60,863,595
                                                                              -----------         -----------
Total assets                                                                  $77,574,553         $65,405,526
                                                                              ===========         ===========

Liabilities and stockholders' equity
Liabilities:
   Notes payable                                                              $10,000,000         $10,000,000
   Payable to subsidiaries (eliminated in consolidation)                                -              17,247
   Other liabilities                                                            1,444,032             962,230
                                                                              -----------         -----------
Total liabilities                                                              11,444,032          10,979,477

Commitments and contingencies

Stockholders' equity:
   Series Preferred Stock                                                         625,000                   -
   Common Stock                                                                 4,581,962           4,420,864
   Additional paid-in capital                                                  64,783,117          54,318,665
   Accumulated other comprehensive income                                         420,035             210,300
   Retained-earnings deficit                                                   (4,279,593)         (4,523,780)
                                                                              -----------         -----------
Total stockholders' equity                                                     66,130,521          54,426,049
                                                                              -----------         -----------
Total liabilities and stockholders' equity                                    $77,574,553         $65,405,526
                                                                              ===========         ===========

See accompanying note to condensed financial statements.

                                   Schedule II

                                (Parent Company)

                 American Equity Investment Life Holding Company

                       Condensed Statements of Operations

                                                                          Year ended December 31
                                                                    1998          1997             1996
                                                                -----------    -----------      -----------
Revenues:
   Net investment income                                        $   154,307    $    50,161      $     8,140
   Surplus note interest from subsidiary (eliminated in
     consolidation)                                                 157,788        134,077           41,266
                                                                -----------    -----------      -----------
Total revenues                                                      312,095        184,238           49,406

Expenses:
   Interest expense on notes payable                                910,372        979,826          493,802
   Other operating costs and expenses                               697,180      1,281,776          165,080
                                                                -----------    -----------      -----------
Total expenses                                                    1,607,552      2,261,602          658,882
                                                                -----------    -----------      -----------
Loss before equity in undistributed income of subsidiaries       (1,295,457)    (2,077,364)        (609,476)

Equity in undistributed income (loss) of subsidiaries
   (eliminated in consolidation)                                  1,539,644     (1,292,024)        (529,497)
                                                                -----------    -----------      -----------
Net income (loss)                                               $   244,187    $(3,369,388)     $(1,138,973)
                                                                ===========    ===========      ===========

See accompanying note to condensed financial statements.

                                   Schedule II

                                (Parent Company)

                 American Equity Investment Life Holding Company

                       Condensed Statements of Cash Flows

                                                                          Year ended December 31
                                                                    1998          1997             1996
                                                                -----------    -----------      -----------
Operating activities
Net income (loss)                                               $   244,187    $(3,369,388)     $(1,138,973)
Adjustments to reconcile net income (loss) to net cash
   provided by (used in) operating activities:
   Provision for depreciation and amortization                      401,624        306,082           61,027
   Compensation expense related to issuance of stock
     options and warrants                                                 -        628,000                -
   Equity in undistributed loss (income) of subsidiaries         (1,539,644)     1,292,024          529,497
   Changes in operating assets and liabilities:
     Receivable from subsidiaries                                   126,775        (85,509)         (41,266)
     Other assets                                                   (25,657)        (2,042)               -
     Payable to subsidiaries                                        (17,247)      (733,313)         750,560
     Other liabilities                                              481,802        128,634          818,596
                                                                -----------    -----------      -----------
Net cash provided by (used in) operating activities                (328,160)    (1,835,512)         979,441

Investing activities
Capital contributions to subsidiaries                            (6,600,000)   (42,500,000)     (10,476,235)
Issuance of surplus notes to subsidiary                          (5,500,000)             -       (2,500,000)
Purchases of property, furniture and equipment                     (196,117)      (514,269)        (261,620)
                                                                -----------    -----------      -----------
Net cash used in investing activities                           (12,296,117)   (43,014,269)     (13,237,855)

Financing activities
Financing fees incurred and deferred                                      -              -         (418,448)
Proceeds from notes payable                                               -              -       10,000,000
Repayments of notes payable                                               -              -       (4,000,000)
Net proceeds from sale of preferred stock                         9,968,070              -                -
Net proceeds from issuance of common stock                        1,282,480     46,618,479        8,493,050
                                                                -----------    -----------      -----------
Net cash provided by financing activities                        11,250,550     46,618,479       14,074,602
                                                                -----------    -----------      -----------
Increase (decrease) in cash and cash equivalents                 (1,373,727)     1,768,698        1,816,188
Cash and cash equivalents at beginning of year                    3,585,886      1,817,188            1,000
                                                                -----------    -----------      -----------
Cash and cash equivalents at end of year                        $ 2,212,159    $ 3,585,886      $ 1,817,188
                                                                ===========    ===========      ===========

Supplemental disclosure of cash flow information
Cash paid during the year for interest                          $   467,111    $   840,344      $   440,042

See accompanying note to condensed financial statements.

                                   Schedule II

                  Condensed Financial Information of Registrant

                                (Parent Company)

                 American Equity Investment Life Holding Company

                     Note to Condensed Financial Statements

                                December 31, 1998

1. Basis of Presentation

The accompanying condensed financial statements should be read in conjunction with the consolidated financial statements and notes thereto of American Equity Investment Life Holding Company.

In the parent company-only financial statements, the Company's investment in and advances (which consists of surplus notes issued to the Company's life insurance subsidiary) subsidiaries is stated at cost plus equity in undistributed income (losses) of subsidiaries since the date of acquisition and net unrealized gains/losses on the subsidiaries' investments classified as "available-for-sale" in accordance with SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities.

See Note 8 to the consolidated financial statements for a description of the Company's notes payable.

                                  Schedule III

                       Supplementary Insurance Information

                 American Equity Investment Life Holding Company

                                December 31, 1998


    Column A       Column B    Column C     Column D    Column E    Column F
----------------- ----------- ------------ ----------- ----------- -----------
                                   Future
                                   Policy                 Other
                                  Benefits,              Policy
                   Deferred        Losses,               Claims    Insurance
                    Policy        Claims and  Unearned    and      Premiums
                  Acquisition       Loss      Revenue   Benefits      and
    Segment          Costs         Expenses   Reserve   Payable     Charges
----------------- -----------   ------------- -------- ---------- ----------
Year ended
  December 31,
  1998:
   Life insurance  $32,005,772  $541,082,179    $ -    $6,315,598 $11,170,655

Year ended
  December 31,
  1997:
   Life insurance    4,282,491   155,998,268       -    2,355,156  11,436,803

Year ended
  December 31,
  1996:
   Life insurance      238,231    11,846,566       -    1,075,614  14,554,714




    Column A        Column G    Column H     Column I     Column J   Column K
-----------------  ----------- ----------- ------------- ----------- ----------

                               Benefits
                                Claims,   Amortization
                                Losses    of Deferred
                       Net       and         Policy       Other
                   Investment  Settlement  Acquisition   Operating   Premiums
    Segment          Income    Expenses        Costs     Expenses     Written
-----------------  ----------  ---------- ------------- ----------- ----------
Year ended
  December 31,
  1998:
   Life insurance  $26,356,472 $21,922,805  $3,672,039    $11,354,395    $ -

Year ended
  December 31,
  1997:
   Life insurance    4,018,617   9,569,766     761,032    9,884,236        -

Year ended
  December 31,
  1996:
   Life insurance      865,155   8,865,531       6,995    7,686,316        -

                                   Schedule IV

                                   Reinsurance

                 American Equity Investment Life Holding Company

             Column A                 Column B         Column C        Column D            Column E        Column F
----------------------------------  ------------       ---------     --------------     --------------    ----------
                                                                                                          Percentage
                                                        Ceded         Assumed from                         of Amount
                                        Gross          to Other          Other                             Assumed
                                       Amount          Companies        Companies         Net Amount        to Net
                                    ------------       ---------     --------------     --------------    ----------
At December 31, 1998:
   Life insurance in force           $ 1,407,000       $      -      $2,398,544,000     $2,399,951,000        99.9%
                                     ===========       ========      ==============     ==============       =====

  Insurance premiums and
    other considerations:
     Annuity product charges         $   642,547       $      -      $            -     $      642,547           -%
     Traditional life insurance
       and accident and health
       insurance premiums                 19,174        567,027          11,075,961         10,528,108       105.2%
                                     -----------       --------      --------------     --------------       -----
                                     $   661,721       $567,027      $   11,075,961     $   11,170,655        99.2%
                                     ===========       ========      ==============     ==============       =====

At December 31, 1997:
   Life insurance in force           $         -       $      -      $2,427,796,000     $2,427,796,000       100.0%
                                     ===========       ========      ==============     ==============       =====

  Insurance premiums and
    other considerations:
     Annuity product charges         $    11,896       $      -      $            -     $       11,896           -%
     Traditional life insurance
       and accident and health
       insurance premiums                      -        722,545          12,147,452         11,424,907       106.3%
                                     -----------       --------      --------------     --------------       -----
                                     $    11,896       $722,545      $   12,147,452     $   11,436,803       106.2%
                                     ===========       ========      ==============     ==============       =====

At December 31, 1996:
   Life insurance in force           $         -       $      -      $2,912,219,000     $2,912,219,000       100.0%
                                     ===========       ========      ==============     ==============       =====

  Insurance premiums and
    other considerations:
     Annuity product charges         $    14,007       $      -      $            -     $       14,007           -%
     Traditional life insurance
       and accident and health
       insurance premiums                 98,722        742,088          15,184,073         14,540,707       104.4%
                                     -----------       --------      --------------     --------------       -----
                                     $   112,729       $742,088      $   15,184,073     $   14,554,714       104.3%
                                     ===========       ========      ==============     ==============       =====

                 American Equity Investment Life Holding Company

                           Consolidated Balance Sheets
                                  (Unaudited)

                                                                              March 31,         December 31,
                                                                                1999               1998
                                                                            ------------        ------------
Assets
Cash and investments:
   Available-for-sale fixed maturity securities, at market
     (amortized cost: 1999 - $751,813,003; 1998 - $600,300,562)             $740,184,003         601,897,562
   Equity securities, at market (cost: $2,000,000)                             1,880,000                   0
   Derivative instruments                                                     21,401,280          16,171,621
   Policy loans                                                                  215,466             192,184
   Cash and cash equivalents                                                   5,091,494          15,891,779
                                                                            ------------        ------------
Total cash and investments                                                   768,772,243         634,153,146
Receivable from other insurance companies                                        656,635             616,737
Premiums due and uncollected                                                   1,878,922           1,684,698
Accrued investment income                                                      4,339,474           2,946,796
Property, furniture and equipment, less accumulated depreciation               1,178,868           1,242,228
Value of insurance in force acquired                                             990,177           1,068,906
Deferred policy acquisition costs                                             54,021,071          32,005,772
Intangibles, less accumulated amortization                                       598,252             646,142
Deferred income tax asset                                                     13,118,090           8,289,499
Other assets                                                                   8,585,050             206,462
Assets held in separate account                                                  153,369             151,450
                                                                            ------------        ------------
Total assets                                                                $854,292,151        $683,011,836
                                                                            ============        ============


Liabilities and stockholders' equity
Liabilities:
   Policy benefit reserves:
     Traditional life insurance and accident and health products            $ 11,870,243        $ 11,317,156
     Annuity products                                                        679,044,857         529,765,023
   Other policy funds and contract claims                                      7,090,754           6,315,598
   Provision for experience rating refunds                                     1,479,289             833,679
   Notes payable                                                              10,000,000          10,000,000
   Amounts due under repurchase agreements                                    68,979,000          49,000,000
   Federal income taxes payable                                                3,358,742           1,648,822
   Other liabilities                                                           8,945,083           7,849,587
   Liabilities related to separate account                                       153,309             151,450
                                                                            ------------        ------------
Total liabilities                                                            790,921,337         616,881,315

Commitments and contingencies

Stockholders' equity:
   Series Preferred Stock, par value $1 per share                                625,000             625,000
   Common Stock, par value $1 per share                                        4,581,962           4,581,962
   Additional paid-in capital                                                 64,783,117          64,783,117
   Accumulated other comprehensive income                                     (2,406,466)            420,035
   Retained-earnings deficit                                                  (4,216,799)         (4,279,593)
                                                                            ------------        ------------
Total stockholders' equity                                                    63,370,814          66,130,521
                                                                            ------------        ------------
Total liabilities and stockholders' equity                                  $854,292,151        $683,011,836
                                                                            ============        ============

See accompanying notes.

                American Equity Investment Life Holding Company

                     Consolidated Statements of Operation
                                  (unaudited)

                                                                         Three Months Ended March 31,
                                                                           1999                1998
                                                                      ----------------------------------
Revenues
   Traditional life and accident and health insurance premiums        $   2,940,993       $    2,869,938
   Annuity product charges                                                  417,483               47,832
   Net investment income                                                 10,064,697            4,690,780
   Other income                                                               2,802               25,495
                                                                      ----------------------------------
Total revenues                                                           13,425,975            7,634,045

Benefits and expenses
   Traditional life and accident and health insurance benefits            1,548,486            1,903,907
   Interest credited to account balances                                  5,684,217            1,948,453
   Interest expense on notes payable                                        201,884              202,250
   Interest expense on amounts due under repurchase agreements              698,729              392,408
   Amortization of deferred acquisition costs and value
    of insurance in force acquired                                        1,691,055              555,728
   Amortization of goodwill                                                  17,500               17,500
   Other operating costs and expenses                                     3,335,965            2,804,415
                                                                      ----------------------------------
Total benefits and expenses                                              13,177,836            7,824,661
                                                                      ----------------------------------
Income (loss) before federal income taxes                                   248,139             (190,616)

Income tax benefit (expense):
  Current                                                                (3,559,920)          (1,041,035)

  Deferred                                                                3,374,575            1,044,233
                                                                      ----------------------------------
                                                                           (185,345)               3,198
                                                                      ----------------------------------
Net income (loss)                                                     $      62,794       $     (187,418)
                                                                      ==================================

Basic earnings per common share                                       $        0.01       $        (0.04)
                                                                      ==================================

Diluted earnings per common share                                     $        0.01       $        (0.04)
                                                                      ==================================

See accompanying notes.

                American Equity Investment Life Holding Company

                     Consolidated Statement of Cash Flows
                                  (Unaudited)


                                                                               Three Months Ended March 31,
                                                                                1999                 1998
                                                                           -------------------------------------
Operating Activities
Net income (loss)                                                          $       62,794       $       (187,418)
Adjustments to reconcile net income (loss) to net cash provided by
 (used in) operating activities:
 Adjustments related to interest sensitive products:
   Interest credited to account balances                                        5,684,217              1,948,453
   Charges for mortality and administration                                      (417,483)               (47,832)
Increase (decrease) in traditional life insurance and accident and
   health reserves                                                                553,087                (17,116)
Policy acquistion costs deferred                                              (12,851,291)            (5,229,202)
Amortization of deferred policy acquistion costs                                1,595,716                525,337
Provision for depreciation and other amortization                                 221,414                239,884
Amortization of discount and premiums on available-for-sale fixed
   maturity securities and derivative instruments                              (3,704,070)            (2,736,196)
Deferred income taxes                                                          (3,374,575)            (1,044,233)
Change in federal income taxes payable                                          1,709,920             (2,458,965)
Change in other operating assets and liabilities                               (7,428,152)             4,735,914
                                                                           -------------------------------------
Net Cash provided by (used in) operating activities                           (17,948,423)            (4,271,374)

Investing activities:
Maturities or repayment of investments:
  Available-for-sale fixed maturity securities                                231,346,802             71,262,131
Acquisition of investments:
  Available-for-sale fixed maturity securities                               (375,753,119)          (181,253,310)
  Equity securities                                                            (2,000,000)
  Derivative Instruments                                                       (5,551,954)            (1,043,968)
  Policy Loans                                                                    (23,282)                (7,048)
                                                                           -------------------------------------
                                                                             (383,328,355)          (182,304,326)

Purchases of furniture and equipment                                             (110,164)               (67,623)
                                                                           -------------------------------------
Net cash used in investing activities                                        (152,091,717)          (111,109,818)

Financing activities:
Receipts from interest sensitive products credited to
  policyholder account balances                                               149,887,799             75,509,335
Return of policyholder account balances on interest sensitive
 products                                                                     (10,626,944)            (4,350,406)
Change in amounts due under repurchase agreements                              19,979,000             47,142,187
Cost of issuance of common stock                                                        0               (179,700)
                                                                           -------------------------------------
Net cash provided by financing activities                                     159,239,855            118,121,416
                                                                           -------------------------------------
Increase (decrease) in cash and a cash equivalents                            (10,800,285)             2,740,224
Cash and cash equivalents at beginning of period                               15,891,779              7,719,829
                                                                           -------------------------------------
Cash and cash equivalents at end of period                                 $    5,091,494       $     10,460,053
                                                                           =====================================
Supplemental disclosure of cash flow information
Cash paid during period for:
 Interest                                                                  $      951,853       $        594,659
 Income taxes                                                              $    1,850,000       $      3,500,000

See accompanying notes.

                American Equity Investment Life Holding Company

                  Notes to Consolidated Financial Statements
                                March 31, 1999
                                  (Unaudited)


NOTE A - BASIS OF PRESENTATION

The unaudited consolidated financial statements as of March 31, 1999 and for the three months ended March 31, 1999 and 1998 include the accounts of the Company and its wholly-owned subsidiaries, American Equity Investment Life Insurance Company, American Equity Investment Properties, L.C. and American Equity Capital, Inc. All significant intercompany accounts and transactions have been eliminated.

The unaudited consolidated financial statements reflect all adjustments, consisting only of normal recurring items, which are necessary to present fairly the Company's financial position and results of operations on a basis consistent with the prior audited financial statements.

NOTE B - CHANGES IN AMOUNTS DUE UNDER REPURCHASE AGREEMENTS

As part of its investment strategy, the Company enters into securities lending programs to increase its return on investments and improve its liquidity. These transactions are accounted for as amounts due under repurchase agreements (short-term collateralized borrowings). Such borrowings averaged approximately $55,740,000 and $27,460,000 for the three months ended March 31, 1999 and 1998, respectively and were collateralized by investment securities with fair values approximately equal to the amount due. The weighted average interest rate on amounts due under repurchase agreements was 5.08% and 5.80% for the three months ended March 31, 1999 and 1998, respectively.

NOTE C - EARNINGS PER SHARE

The weighted-average shares used to determine basic earnings per share and the adjusted weighted-average shares used to determine diluted earnings per share for the three months ended March 31, 1999 and 1998 were as follows:

                                               1999                1998
                                             ---------           ---------

          Weighted-average shares            4,581,962           4,420,864
          Adjusted weighted-average shares   5,821,489           4,743,992

NOTE D - SUBSEQUENT EVENTS

In April, 1999, certain stockholders exercised warrants to purchase 114,083 shares of common stock at $12 per share resulting in proceeds of approximately $1,369,000.

Beginning in July, 1999, the Company is sponsoring a private placement of 8% Convertible Trust Preferred Securities to be issued by American Capital Trust I, a statutory business trust created under the laws of the State of Delaware. Up to 1,000,000 shares of Trust Preferred Securities are being offered at a price per share of $30 or a maximum aggregate amount of $30 million.

The Trust Securities will pay cumulative dividends at the rate of 8% per annum and will be convertible into common stock of the Company after September 30, 2002, or upon the Company's initial public offering of its common stock ("IPO"). The conversion price is $30 per share or 90% of the IPO price, which ever is the lesser. The Trust Preferred Securities may also be redeemed by the Company after September 30, 2002, or upon the IPO, at a redemption price of $30 per share.

The Trust will sell the Trust Preferred Securities to persons qualifying as "accredited investors" under Regulation D promulgated by the SEC under the Securities Act of 1933.

                                  EXHIBIT INDEX

Exhibit
Number         Description
------         -----------
3.1**    Articles of Incorporation, including Articles of Amendment

3.2*     Bylaws

4.1* Agreement dated December 4, 1997 between American Equity Investment Life Holding Company and Farm Bureau Life Insurance Company re Right of First Refusal

4.2* Stockholders' Agreement dated April 30, 1997 among American Equity Investment Life Holding Company, David J. Noble, Twenty Services, Inc., Sanders Morris Mundy Inc. and stockholders

4.3* Registration Rights Agreement dated April 30, 1997 between American Equity Investment Life Holding Company and stockholders

         The Company agrees to furnish the commission upon its request a copy of any instrument defining the rights of holders of long-term debt of the Company and its consolidated subsidiaries

9* Voting Trust Agreement dated December 30, 1997 among American Equity Investment Life Holding Company, Farm Bureau Life Insurance Company and David J. Noble, David S. Mulcahy and Debra J. Richardson (Voting Trustees)

10.1* Restated and Amended General Agency Commission and Servicing Agreement dated June 30, 1997 between American Equity Investment Life Insurance Company and American Equity Investment Service Company

10.2*    1996 Stock Option Plan

10.3* Restated and Amended Stock Option and Warrant Agreement dated April 30, 1997 between American Equity Investment Life Holding Company and D.J. Noble

10.4* Warrant to Purchase Common Stock dated May 12, 1997 issued to Sanders Morris Mundy Inc.

10.5* Deferred Compensation Agreements between American Equity Investment Life Holding Company and
            (a) James M. Gerlach dated June 6, 1996
            (b) Terry A. Reimer dated November 11, 1996
            (c) David S. Mulcahy dated December 31, 1997

21*      Subsidiaries of American Equity Investment Life Holding Company

27.1*    Financial Data Schedule (year ended December 31, 1998)

27.2     Financial Data Schedule (three months ended March 31, 1999)

-----------
   *  previously filed
  ** previously filed except Articles of Amendment filed with the Iowa Secretary of State on June 17, 1999.